SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 28, 2011
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str. 185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

The information contained in this Report is hereby incorporated by reference into the NewLead Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
NEWLEAD HOLDINGS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report. Reference in the following discussion to “we”, “us,” “our,” “NewLead” and the “Company” all refer to NewLead Holdings Ltd. and its subsidiaries. We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
Operating and Financial Review
     The following is a discussion of the financial condition and results of operations for the three and the six months ended June 30, 2011 and 2010 of NewLead Holdings Ltd. All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The discussion and analysis should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report, as well as the consolidated financial statements and accompanying notes included in the Company’s 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. These forward-looking statements are based on the Company’s current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; (ii) charter demand and/or charter rates; (iii) production or demand for the types of product tanker, and dry bulk products that are transported by the Company’s vessels; (iv) operating costs, including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (v) changes in interest rates; (vi) vessel values; (vii) shipyard performance; or (viii) changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking.

Going concern
      Over the past several months, we have experienced a decline in our liquidity and cash flows, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter hire rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.
     Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who is chartering two of our vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest such charterer’s vessels and/or obtain court orders of attachment on other assets owned by such charterer and/or its affiliated companies on various occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if we are forced to reclaim and re-charter these vessels (which there is no assurance that we could do), we expect a significant reduction in the cash flow from these vessels, which in turn would further impair our liquidity.
     Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all.
     As of September 27, 2011, we are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, restructuring our indebtedness as further described below and/or accessing the capital markets. There is no assurance that we will be able to obtain financing or find other means of increasing our liquidity on favorable terms, or at all.
     Certain of our debt arrangements, including our Facility Agreement, contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness. We are currently not in compliance with our minimum liquidity requirements under certain loan agreements. Since our lenders have the right, absent receipt of waivers, to demand at any given time the repayment of our debt, we reclassified our long term debt and capital lease obligations as current liabilities in our consolidated balance sheet as of June 30, 2011. We previously received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation, and the finalization of the current restructuring discussions. In addition, the adverse change in our liquidity position, absent receipt of waivers, will have a negative effect on our ability to remain in compliance with such covenants under our other loan agreements, and we were in breach of the minimum liquidity requirements under various other debt agreements at June 30, 2011.
     In addition, on June 30, 2011, we received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, we managed to reach a resolution to the dispute under the shipbuilding contract and obtain delivery of the newbuilding vessel from the shipyard. On August 12, 2011, FBB-First Business Bank S.A. (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity. The sale agreement was entered into in relation to notices of events of default relating to the loan agreements for the Newlead Prosperity and the Newlead Spartounta and the related ancillary agreements. The Newlead Prosperity was arrested on August 9, 2011 by FBB. The sale of the Newlead Spartounta was successfully concluded and the vessel was delivered to the buyers on September 13, 2011. The net proceeds of $10.1 million have been applied by FBB towards the repayment of the outstanding loans. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. As a result, the corporate guarantees and share pledges in respect of the loans referenced below were cancelled on September 21, 2011 in accordance with the terms of the FBB Vessel Agreement. See “Recent Developments—Agreement for sale of two vessels” for more information.
     We are currently in discussions with our lenders regarding short-term standstill agreements. We are also seeking waivers from our lenders to various restrictive covenants to our debt arrangements and agreements that the lenders will forbear from seeking remedies under their respective debt arrangements. We have appointed Moelis & Company and Fried, Frank, Harris, Shriver & Jacobson LLP as our advisors to assist with this process and with restructuring our overall indebtedness. While we are hopeful that we will reach an agreement with our lenders on short-term waivers of defaults and on the terms of a restructuring of our indebtedness, there can be no assurance that we will be able to reach an agreement with our lenders under acceptable terms or at all. If we are not able to obtain the necessary waivers, short-term standstill agreements and/or restructure our debt, this could lead to the acceleration of the outstanding debt under our debt agreements, which would result in the cross acceleration of our other outstanding indebtedness. Our failure to satisfy our covenants under our debt agreements, and any consequent acceleration and cross acceleration of our outstanding indebtedness, would have a material adverse effect on our business operations, financial condition and liquidity.
     All of the above raises substantial doubt regarding our ability to continue as a going concern.
     Generally accepted accounting principles require that long-term debt and capital lease obligations be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, we reclassified our long term debt as current liabilities in our consolidated balance sheet since we have not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. See also Note 1 of the condensed consolidated financial statements for more information.
Recent Developments
Agreement for sale of two vessels
     On August 12, 2011, FBB-First Business Bank S.A. (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity (the “FBB Vessel Agreement”). Pursuant to the FBB Vessel Agreement, we agreed to the immediate sale of the Newlead Spartounta, with such sale to be completed no later than September 15, 2011. We also agreed to cooperate with FBB relating to the sale of the Newlead Prosperity by auction or judicial sale. In return, FBB agreed to cancel our corporate guarantees and share pledges in respect of the loans referenced below until the two vessels are sold. Upon the sale of the vessels, FBB has agreed to unconditionally and irrevocably release us as corporate guarantor under the loans and cancel the corporate guarantees and share pledges. The sale of the Newlead Spartounta was successfully concluded and the vessel was delivered to the buyers on September 13, 2011. The net proceeds of $10.1 million have been applied by FBB towards the repayment of the outstanding loans. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. As a result, the corporate guarantees and share pledges in respect of the loans referenced below were cancelled on September 21, 2011 in accordance with the terms of the FBB Vessel Agreement.
     Before entering into the FBB Vessel Agreement, on August 9, 2011, we received a notice of an event of default from FBB relating to our loan agreement, dated July 2, 2010 (as amended, the “FBB Spartounta Loan Agreement”), for the Newlead Spartounta and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, $21.7 million of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by us to pay an installment of approximately $0.7 million due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of $21.8 million, were immediately due and payable. On August 9, 2011, FBB arrested the Newlead Prosperity.
     On August 12, 2011, we received a notice of an event of default from FBB relating to our loan agreement with FBB, dated May 9, 2011 (as amended, the “FBB Prosperity Loan Agreement”), relating to the Newlead Prosperity and certain ancillary agreements to the FBB Prosperity Loan Agreement. As of August 12, 2011, $11.9 million of principal was outstanding under the FBB Prosperity Loan Agreement. The notice alleged events of default under the FBB Prosperity Loan Agreement due to, among other things, the arrest of the Newlead Prosperity. The notice further provided that, as a result of such events of default, the FBB Prosperity Loan Agreement was terminated and that all amounts due under the FBB Prosperity Loan Agreement, including interest and default interest, in the aggregate amount of $11.9 million, were immediately due and payable.
Newbuilding program
     In July 2011, the Navios Serenity, a Handysize newbuilding vessel of 35,000 dwt, was delivered from a Korean shipyard for approximately $34.0 million. The daily base charter-out rate is $10,100 for the first two years and $12,000 thereafter. Above $14,000 per day, profit sharing is 40% based on actual earnings. The charterers have a 50% purchase option. We financed the vessel through a combination of debt and cash from the balance sheet.
     In June 2011, the Newlead Endurance, a Post Panamax newbuilding vessel of 92,006 dwt, was delivered from a Korean shipyard for approximately $37.0 million. The daily base charter-out rate is $14,438 plus 50% profit sharing. At the end of the seven year time charter, the charterer also has an option to extend the charter period for one year and one additional year. The charter-out rate for first optional year is $15,400 (net) per day plus 50% profit sharing. The charter-out rate for second optional year is $16,844 per day (net) plus 50% profit sharing.We financed the vessel through a combination of cash from the balance sheet and a sale and immediate bareboat leaseback transaction.

New charter party agreements
     In March 2011, we announced that two of our product tankers, the Hiona and the Hiotissa, will participate in the Handymax Tanker Pool of Scorpio Management (“SHTP”), a major tanker pool with more than 30 vessels currently participating. The Hiona (37,337 dwt, 2003-built) entered the SHTP pool in July 2011 and the Hiotissa (37,329 dwt, 2004-built) entered the SHTP pool in April 2011. Both vessels will participate in the SHTP for a minimum of one year.
     In January 2011, we entered into two new five-year time charter contracts with profit sharing for two product tankers, the Newlead Compass and the Newlead Compassion, for a net daily charter-out rate for each vessel of $11,700 for the first year, $13,650 for the second, third and fourth years, and $15,600 for the fifth year. The time charter of the Newlead Compassion commenced in May 2011, and the time charter for the Newlead Compass commenced in September 2011.
Sale and leaseback of one vessel
     In June 2011, the Post Panamax newbuilding vessel, named the Newlead Endurance, was delivered from a Korean shipyard for approximately $37.0 million. We financed the vessel through a combination of cash from the balance sheet and a sale and bareboat leaseback transaction pursuant to an agreement with Northern Shipping Fund LLC. The net proceeds for the sale were $26.6 million and the bareboat leaseback charter period is seven years. We retain call options to buy the vessel back during the lease period at pre-determined decreasing prices, at the end of each of the seven years starting from the first year, with the last call option price at $26.5 million at the end of the lease term. Moreover, a put option exists, which if exercised, will require us to repurchase the vessel for approximately $26.5 million at the end of the lease term. The call or put option price will be paid in cash. The net rate of the bareboat charter is $9,500 per day throughout the lease period. We will continue to earn charter hire on the current time charter on the vessel.
Appointment of new Chief Financial Officer and resignation of Allan L. Shaw
     On September 21, 2011, Antonios Bertsos was appointed to the position of Chief Financial Officer, effective October 1, 2011. Antonios Bertsos will replace Allan L. Shaw, who resigned from his position as Chief Financial Officer, effective July 15, 2011. Michail S. Zolotas, our Chief Executive Officer and President, will continue to act as Interim Chief Financial Officer until the appointment of Antonios Bertsos becomes effective. Antonios Bertsos joined the Company on March 1, 2010 and since then has held the position of Deputy Chief Operating Officer. Antonios Bertos began his career at PricewaterhouseCoopers S.A. and prior to joining the Company he served as the Chief Financial Officer of Aries Energy Corporation (AEC private group).
Deficiency notices from The NASDAQ Stock Market
     On September 16, 2011, we received a written notification from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that we were in violation of NASDAQ Listing Rule 5450(b)(1)(C) because the market value of our publicly held shares (“MVPHS”) was below $5,000,000 for the previous 30 consecutive business days (the “MVPHS requirement”). On September 21, 2011, we received another written notification from the NASDAQ indicating that we were in violation of NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of our common shares was below $1.00 per share for the previous 30 consecutive business days (the “minimum bid price requirement”). Our press release in respect of such notices is furnished as Exhibit 99.1 hereto, and is incorporated herein by reference.
     Pursuant to the NASDAQ Listing Rules, we have been granted a 180-day compliance period in respect of each violation to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period for the MVPHS requirement ends on March 14, 2012 and the compliance period for the minimum bid price requirement ends on March 19, 2011. During the respective compliance periods, our common shares will continue to be listed and traded on The NASDAQ Global Select Market. Pursuant to the NASDAQ Listing Rules, we may regain compliance with the NASDAQ Listing Rules if (1) our MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days at any time during the compliance period for the MVPHS requirement, pursuant to NASDAQ Listing Rule 5810(c)(3)(D), and (2) the minimum bid price of our common shares equals at least $1.00 per share for ten consecutive business days at any time during the compliance period for the minimum bid price requirement pursuant to NASDAQ Listing Rule 5810(c)(3)(A). Alternatively, we may consider applying for a transfer to The NASDAQ Capital Market, provided we satisfy the requirements for continued listing on such market.
     We continue to monitor our MVPHS and the minimum bid price of our common shares and are considering our options in order to regain compliance within the applicable compliance periods.

Overview
General
     The legal and commercial name of the Company is NewLead Holdings Ltd., a company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.
     NewLead is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and dry bulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 14 dry bulk carriers (including the two dry bulk newbuilds) with a combined carrying capacity of approximately 1.72 million dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will continue to evaluate options to expand our fleet and operations through opportunistic acquisitions designed to create shareholder value.
     Our business strategy is to invest in the product tanker and dry bulk markets in order to enhance our source of future revenues and profits, and to also provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate both product tanker and dry bulk vessels will provide the potential for greater returns. In addition, we will continue to strive to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships.
     In October 2009, our predecessor company, Aries Maritime Transport Limited, underwent a recapitalization of approximately $400.0 million and installed new executive management. Upon the successful completion of these two initiatives, we subsequently changed our name to NewLead Holdings Ltd. and implemented the following corporate actions in connection with our development strategy:
•	Brought in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exited the container sector;

•	Completed the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implemented a newbuilding program;

•	Nearly doubled our fleet size from 11 to 20 vessels;

•	Diversified both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focused on creating an advantageous blend of product tanker and dry bulk vessels; and

•	Created a scalable platform to support future growth.
     Since our recapitalization, we have put in place a scalable platform which we believe will enable us to grow our fleet without adding significant overhead. In connection with the restructuring discussions in which we are currently engaging with our lenders, we are seeking to expand upon our new platform and reduce our leverage.
     Furthermore, we believe we have benefitted from certain transactions with Grandunion, a company controlled by two of our named executive officers — Michail S. Zolotas, our Chief Executive Officer and interim Chief Financial Officer, and Nicholas G. Fistes, our Chairman of the Board, and its affiliates. Grandunion and its affiliates helped to facilitate the recapitalization and assembling of our core fleet and also bring in-house our commercial, operational and technical management. However, we do not plan to make, and will not make, any additional vessel acquisitions from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates, except that we reserve the right to exercise our right of first refusal relating to three newbuildings owned by Grandunion if and when a triggering event occurs. We do not anticipate that our plan not to purchase any further vessels from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates will have an effect on our business or operating results.
FLEET
     As of September 27, 2011, NewLead controlled 20 vessels, of which 18 are in operation, including six double-hull product tankers, 12 dry bulk vessels and two dry bulk newbuilds. We have many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating the employment of our vessels. The Company has established stringent requirements for selecting qualified charterers that are being practiced and adhered to.
     The core fleet of 20 vessels consists of 14 dry bulk carriers (including the two dry bulk newbuilds) totaling 1.35 million dwt and six double-hull product tankers totaling 0.37 million dwt. The total dwt for the core fleet is 1.72 million. Of the core fleet, the 18 vessels currently in operation have an average age of 11.9 years. As of June 30, 2011, we had contracted 80%, 54%, 41% and 36% of our available days on a charter-out-basis for the remaining six months of 2011, and the years 2012, 2013 and 2014, respectively. As a result, as of such date, we had over $200.0 million of total contracted revenue through 2014. The employment profile of the fleet as September 27, 2011 is reflected in the table below:

	Size
Vessel Name	(dwt)	Vessel Type	Year Built	Charter Expiration		Net Daily Charter Hire Rate
Product Tanker Vessels

Newlead Compass	72,934	Panamax	2006	min: August 2016 max: October 2016	(1)	$11,700 plus 50% profit sharing up to $26,000 and 30% above such amount
Newlead Compassion	72,782	Panamax	2006	min: April 2016 max: June 2016	(1)	$11,700 plus 50% profit sharing up to $26,000 and 30% above such amount
Newlead Avra	73,495	Panamax	2004	min: February 2012 max: March 2012		$13,825 plus 50% profit sharing above $14,000
Newlead Fortune	73,495	Panamax	2004	min: November 2011 max: December 2011		$13,825 plus 50% profit sharing above $14,000
Hiotissa	37,329	Handymax	2004	-	(2)	Scorpio Handymax Tanker Pool Earnings
Hiona	37,337	Handymax	2003	-	(2)	Scorpio Handymax Tanker Pool Earnings

Dry bulk Vessels
Navios Serenity	35,000	Handysize	2011	min: March 2023 max: November 2023		$10,100 plus 40% profit sharing	(3)
Newlead Endurance	92,006	Post-Panamax	2011	min: March 2018 max: May 2018		$14,438 plus 50% profit sharing	(4)
Newlead Tomi	79,224	Kamsarmax	2010	min: September 2015 max: March 2016		$28,710	(5)
Newlead Victoria	75,966	Panamax	2002	min: July 2012 max: October 2012		Floating rate time charter	(6)
Brazil (7)	151,738	Capesize	1995	min: December 2013 max: February 2014		$28,985	(8)
Australia (7)	172,972	Capesize	1993	min: November 2011 max: February 2012		$20,391
China (7)	135,364	Capesize	1992	min: November 2015 max: October 2016		$11,309
Grand Ocean	149,498	Capesize	1990	min: January 2012 max: May 2012	(9)	$19,680

Newlead Venetico	134,982	Capesize	1990	October 2011		$16,875	(10)
Grand Rodosi (7)	68,788	Panamax	1990	November 2011		$9.000	(11)
Newlead Markela	71,733	Panamax	1990	min: February 2014 max: June 2014		$17,775	(12)
Newlead Esmeralda	69,458	Panamax	1990	min: December 2011 max: March 2012		$11,223

		Vessel	Expected		Charter Rate
Newbuildings	Size (dwt)	Type	Delivery Date	Charter term	(daily, net)
Newlead TBN	80,000	Kamsarmax	Q4 2011	Seven year time charter	$27,300
Newlead TBN	35,000	Handysize	Q3 2012	Twelve years +/- 4 months	$12,000 plus 40% profit sharing	(13)

(1)	The time charter of the Newlead Compassion commenced in May 2011, and the time charter for the Newlead Compass commenced in September 2011. The net daily charter-out rate for each vessel is $11,700 for the first year, $13,650 for the second, third and fourth years and $15,600 for the fifth year plus 50.0% profit-sharing on the actual earnings of the charterer up to $26,000 per day and 30% above such amount.

(2)	The Hiotissa and the Hiona entered the Handymax Tanker Pool of Scorpio Management in April 2011 and in July 2011, respectively.

(3)	The daily base charter-out rate is $10,100 for the first two years and $12,000 thereafter. Above $14,000 per day, profit sharing is 40% based on actual earnings. Charterers have a 50% purchase option.

(4)	This vessel was sold and leased back to the Company on a bareboat charter for a period of seven years. At the end of the seven year time charter, the charterer also has an option to extend the charter period for one year and one additional year. Charter-out rate for first optional year is $15,400 (net) per day plus 50/50 profit sharing. Charter-out rate for second optional year is $16,844 per day (net) plus 50/50 profit sharing.

(5)	Five year time charter at net charter rate of $28,710 per day, plus charterer’s option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. The second charter is subject to the first charterer not exercising the optional years. The first and second charters secure total charter duration of seven years for the vessel.

(6)	The vessel owner shall have the right to an earlier redelivery of the vessel, at any time within the charter duration, subject to vessel owner’s tendering to charterers three months’ advance notice.

(7)	This vessel was sold and leased back to the Company on a bareboat charter for a period of eight years.

(8)	Net charter rate of $28,985 per day for the first three years and $26,180 per day thereafter, plus 50/50 profit sharing of the daily earnings of the charterer above $26,600.

(9)	The charterer also has an option to extend the charter period for one additional year.

(10)	This hire rate applies for redelivery in North China. In case the charterer will redeliver the vessel in South China, a net hire rate of $17,812.50 will apply.

(11)	Charterer’s option for a second voyage at a net daily charter-out rate of $10,594 to expire by the end of December 2011.

(12)	Effective February 2013, the net daily charter-out rate will be $17,281.

(13)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40% based on open book accounting on actual earnings. Charterers have a 50% purchase option.

Operating results
The following discussion solely reflects results from continuing operations, other than as described in Note 21, “Discontinued Operations”, of the notes to our condensed consolidated financial statements, unless otherwise noted.
Going Concern
      Over the past several months, we have experienced a decline in our liquidity and cash flows, which has affected, and which we expect will continue to affect, our ability to satisfy our obligations. Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.
     Furthermore, recent economic conditions have caused certain of our charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes for us to realize our receivables. In certain instances, our charterers have been unable to fulfill their obligations under their charters. One of our charterers, who is chartering two of our vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing us to arrest such charterer’s vessels and/or obtain court orders of attachment on other assets owned by such charterer and/or its affiliated companies on various occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if we are forced to reclaim and re-charter these vessels (which there is no assurance that we could do), we expect a significant reduction in the cash flow from these vessels, which in turn would further impair our liquidity.
     Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all.
     As of September 27, 2011, we are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, restructuring our indebtedness as further described below and/or accessing the capital markets. There is no assurance that we will be able to obtain financing or find other means of increasing our liquidity on favorable terms, or at all.
     Certain of our debt arrangements, including our Facility Agreement, contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness. We are currently not in compliance with our minimum liquidity requirements under certain loan agreements. Since our lenders have the right, absent receipt of waivers, to demand at any given time the repayment of our debt, we reclassified our long term debt and capital lease obligations as current liabilities in our consolidated balance sheet as of June 30, 2011. We previously received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation, and the finalization of the current restructuring discussions. In addition, the adverse change in our liquidity position, absent receipt of waivers, will have a negative effect on our ability to remain in compliance with such covenants under our other loan agreements and we were in breach of the minimum liquidity requirements under various other debt agreements at June 30, 2011.
     In addition, on June 30, 2011, we received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, we managed to reach a resolution to the dispute under the shipbuilding contract and obtain delivery of the newbuilding vessel from the shipyard. On August 12, 2011, FBB-First Business Bank S.A. (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity. The sale agreement was entered into in relation to notices of events of default relating to the loan agreements for the Newlead Prosperity and the Newlead Spartounta and the related ancillary agreements. The Newlead Prosperity was arrested on August 9, 2011 by FBB. The sale of the Newlead Spartounta was successfully concluded and the vessel was delivered to the buyers on September 13, 2011. The net proceeds of $10.1 million have been applied by FBB towards the repayment of the outstanding loans. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. See “Recent Developments—Agreement for sale of two vessels” for more information.
     We are currently in discussions with our lenders regarding short-term standstill agreements. We are also seeking waivers from our lenders to various restrictive covenants to our debt arrangements and agreements that the lenders will forbear from seeking remedies under their respective debt arrangements. We have appointed Moelis & Company and Fried, Frank, Harris, Shriver & Jacobson LLP as our advisors to assist with this process and with restructuring our overall indebtedness. While we are hopeful that we will reach an agreement with our lenders on short-term waivers of defaults and on the terms of a restructuring of our indebtedness, there can be no assurance that we will be able to reach an agreement with our lenders under acceptable terms or at all. If we are not able to obtain the necessary waivers, short-term standstill agreements and/or restructure our debt, this could lead to the acceleration of the outstanding debt under our debt agreements, which would result in the cross acceleration of our other outstanding indebtedness. Our failure to satisfy our covenants under our debt agreements, and any consequent acceleration and cross acceleration of our outstanding indebtedness, would have a material adverse effect on our business operations, financial condition and liquidity.
     All of the above raises substantial doubt regarding our ability to continue as a going concern.
     Generally accepted accounting principles require that long-term debt and capital lease obligations be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, we were required to reclassify our long term debt as current liabilities in our consolidated balance sheet since we have not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might be necessary if we are unable to continue as a going concern. See also Note 1 of the condensed consolidated financial statements for more information.
Important Factors to Consider When Evaluating Future Results of Operations
Charters
     We have many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of oil and petroleum products in our product tankers business and for a wide array of unpackaged cargo in our dry bulk business through various charter agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters, we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.
     We believe the principal factors that will affect our future results of operations are largely driven by the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled “Risk Factors” included in our 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in our business.
     We believe that the important measures for analyzing trends in our results of operations consist of the following:
•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. In order to diversify our market risk, we attempt to achieve an appropriate balance of the composition of our vessels between wet and dry vessels.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. Fleet utilization for the 2010 period excludes non-core vessels.

•	Equivalent vessels: Equivalent vessels is equal to the available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts. The Newlead Compass was employed on a bareboat charter during the six month period ended June 30, 2010. The Newlead Compassion was employed on a bareboat charter up to June 10, 2010. Accordingly, the Newlead Compass’ and the Newlead Compassion’s charter rates have been grossed up to reflect a TCE rate of approximately $24,933 per day, assuming operating costs of $6,700 per day, for the six month period ended June 30, 2010, as applicable.
•	Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessel’s calendar days. This has been adjusted to exclude the calendar days with respect to the Newlead Compass and the Newlead Compassion during their employment on bareboat charters.

Results of Continuing Operations
Three Months Ended June 30, 2011 compared to Three Months Ended June 30, 2010
     The following table presents consolidated revenues and expenses information for the three months ended June 30, 2011 and 2010. This information was derived from the consolidated statements of income of the Company for the respective periods.

	(unaudited)	(unaudited)
	Three months	Three months
	ended June 30,	ended June 30,
	2011	2010
OPERATING REVENUES	$28,013	$25,785

EXPENSES:
Commissions	(537)	(702)
Voyage expenses	(3,508)	(4,756)
Vessel operating expenses	(10,166)	(9,734)
General and administrative expenses	(3,645)	(3,911)
Depreciation and amortization expenses	(11,217)	(10,958)
Impairment losses	(13,459)	(3,224)
Loss on sale from vessels	(208)	—
Management fees	—	(286)

	(42,740)	(33,571)

Net operating loss from continuing operations	(14,727)	(7,786)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(15,248)	(12,923)
Interest income	57	113
Other income, net	10	50
Change in fair value of derivatives	—	287

Total other expenses, net	(15,181)	(12,473)

Loss from continuing operations	(29,908)	(20,259)

(Loss) / income from discontinued operations	(4)	224

Net loss	$(29,912)	$(20,035)

(Loss) / earnings per share:
Basic and diluted

Continuing operations	$(4.11)	$(2.84)

Discontinued operations	$(0.00)	$0.03

Total	$(4.11)	$(2.81)

Weighted average number of shares:

Basic and diluted	7,286,243	7,133,033

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	(unaudited)
	Three months ended June 30,
	2011	2010
Available days	1,619	1,467
Operating days	1,470	1,293
Fleet utilization (1)	90.8%	97.4%
Fleet utilization dry sector	97.0%	98.8%
Fleet utilization wet sector	78.7%	95.8%
Equivalent vessels	17.8	16.1
Time Charter Equivalent Rate	$14,821	$14,716
Direct daily vessel operating expenses	$6,106	$7,106

(1):	Fleet utilization for the 2010 period excludes non-core vessels
Revenues
     For the three month period ended June 30, 2011, operating revenues were $28.0 million, compared to $25.8 million for the three month period ended June 30, 2010. The increase in revenue was attributable primarily to the 11.0% growth in our fleet and the corresponding increase in available and operating days by 10.4% and 13.7%, respectively. As a result, we had on average 18.2 vessels in operation for the three month period ended June 30, 2011, compared to 16.4 vessels in operation for the three month period ended June 30, 2010. For the three month periods ended June 30, 2011 and 2010, our TCE rates remained relatively stable and were $14,821 per day and $14,716 per day, respectively, reflecting the favorable charters attached to the new vessels that were incorporated into our fleet, which was offset by the decrease in the market charter rates of the existing vessels that operated in both periods.
     Fleet utilization for the three month periods ended June 30, 2011 and 2010 was 90.8% and 97.4%, respectively. Fleet utilization for the second quarter of 2011 was suppressed by 94 unemployment days attributable mainly to the adverse conditions in the tanker market and the corresponding decrease in demand. During the second quarters of 2011 and 2010, 84.9% and 71.0% of our fleet, respectively, was fixed on time charters. This increase was attributable to the lower exposure of our fleet in the spot market.
Commissions
     Chartering commissions were $0.5 million during the three months ended June 30, 2011, compared to $0.7 million during the three months ended June 30, 2010. The decrease corresponds mainly to (a) the decreased number of vessels that operated on the spot market during the three months ended June 30, 2011 as compared to the same period in 2010, since commissions on the spot market were higher than commissions for time charters, and (b) the decrease in the utilization of our fleet.
Voyage Expenses
     Voyage expenses were $3.5 million for three month period ended June 30, 2011, compared to $4.8 million, during the equivalent 2010 period. The decrease was mainly attributable to the decreased number of vessels that operated on the spot market during the three months ended June 30, 2011 as compared to the same period in 2010, since voyage expenses are only incurred on spot market vessels.
Vessel Operating Expenses
     Vessel operating expenses were $10.2 million for three month period ended June 30, 2011, compared to $9.7 million during the equivalent 2010 period. This increase reflected the 10.4% and 13.7% growth in the available and operating days, respectively, as a result of the growth of our fleet. While the operating expenses increased in total, we achieved a 14.1% reduction in our direct daily vessel operating expenses to $6,106 in the second quarter of 2011 from $7,106 in the second quarter of 2010, mainly related to the efficiencies arising from bringing the technical management in-house.
General and Administrative Expenses
     General and administrative expenses were $3.7 million during the three month period ended June 30, 2011, compared to $3.9 million during the three month period ended June 30, 2010. The decrease is mainly attributable to one-off transaction costs of $0.3 million that were incurred in the three month period ended June 30, 2010, mainly relating to the acquisition of new vessels.
Depreciation and Amortization
     Depreciation and amortization remained relatively stable and was $11.2 million during the three month period ended June 30, 2011, compared to $11.0 million during the equivalent 2010 period, reflecting the increased depreciation of the tangible assets, due to the 11.0% growth in our fleet, which was partially offset by the lower amortization of the intangible assets.

Impairment Losses
     In light of the market conditions along with company-specific conditions that existed in the second quarters of 2011 and 2010, we evaluated the carrying amounts of our long-lived assets at the end of each of those periods. We recognized an impairment loss of $13.4 million in the three month period ended June 30, 2011 relating mainly to the sale of the Newlead Spartounta and the Newlead Prosperity. Following our decision to sell our non-core fleet, a memorandum of agreement was signed for the sale of the High Land. Accordingly, we recorded an impairment loss of $3.2 million in the three month period ended June 30, 2010 based on the future cash flows that this vessel would generate as a consequence of the pending sale.
Loss on sale from vessels
     As a result of the sale and leaseback transaction related to the Newlead Endurance, we recognized a loss of $0.2 million in the three month period ended June 30, 2011. For the three month period ended June 30, 2010, no such a loss was recognized.
Management Fees
     Management fees were zero and $0.3 million during the three month periods ended June 30, 2011 and 2010, respectively. The decrease was due to bringing in-house the technical management of our vessels.
Interest and Finance Expense / Interest Income

	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
Interest expense exluding change in fair value of interest rate swaps	$8.6	$7.8
Other finance expenses	1.9	0.9

	10.5	8.6
Amortization of the beneficial conversion feature	3.6	3.6
Change in fair value of interest rate swaps	1.1	0.7

	4.7	4.3

Interest and finance expense	$15.2	$12.9

     Interest and finance expense was $15.2 million during the three month period ended June 30, 2011, compared to $12.9 million during the three month period ended June 30, 2010. The expense for 2011 included a $3.6 million non-cash charge from the amortization of BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of BCF and the $1.1 million loss from the change in the fair value of our interest rate swaps, interest and finance expense was $10.5 million, reflecting $599.6 million of indebtedness as of June 30, 2011, which is net of $62.0 million of BCF related to the $125.0 million of 7% Notes. The effective interest rate was approximately 5.15% per annum and 6.21% per annum at June 30, 2011 and June 30, 2010, respectively. Furthermore, during the second quarter of 2011, we received interest income of $0.1 million. The expense for 2010 includes a $3.6 million non-cash charge from the amortization of the BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of the BCF and the $0.7 million loss from the change in the fair value of our interest rate swaps, interest and finance expense was $8.6 million reflecting $465.4 million of indebtedness as of June 30, 2010 (net of $48.6 million of BCF related to the $125.0 million of 7% Notes), which included approximately $197.0 million in new loans assumed during the second quarter of 2010 related to fleet growth and our newbuilding program. Furthermore, during the three month period ended June 30, 2010, we received interest income of $0.1 million.
Change in Fair Value of Derivatives
     The mark to market of the fair value of warrants classified as liabilities during the three month period ended June 30, 2010 resulted in an unrealized gain of $0.3 million. No such amount was applicable for the three months ended June 30, 2011 because the warrants are classified as equity in 2011.
Net Loss
     Loss from continuing operations was $29.9 million for the three month period ended June 30, 2011, compared to $20.2 million during the equivalent 2010 period.

     The net loss for the three month periods ended June 30, 2011 and 2010 was $29.9 million and $20.0 million, respectively. These losses included losses from discontinued operations of $0 million and income from discontinued operations of $0.2 million for the three month periods ended June 30, 2011 and 2010, respectively, which were related primarily to our strategic decision to exit from the container market.
Six Months Ended June 30, 2011 compared to Six Months Ended June 30, 2010
     The following table presents consolidated revenues and expenses information for the six months ended June 30, 2011 and 2010. This information was derived from the consolidated statements of income of the Company for the respective periods.

	Six months ended	Six months ended
	June 30,	June 30,
	2011	2010
OPERATING REVENUES	$58,087	$43,851

EXPENSES:
Commissions	(1,130)	(1,201)
Voyage expenses	(7,401)	(9,731)
Vessel operating expenses	(20,254)	(17,110)
General and administrative expenses	(6,793)	(8,027)
Depreciation and amortization expenses	(23,787)	(16,579)
Impairment loss	(13,459)	(15,662)
Loss on sale from vessels	(208)	—
Management fees	—	(816)

	(73,032)	(69,126)

Net operating loss from continuing operations	(14,945)	(25,275)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(27,089)	(21,646)
Interest income	136	390
Other income, net	9	43
Change in fair value of derivatives	—	1,718

Total other expenses, net	(26,944)	(19,495)

Loss from continuing operations	(41,889)	(44,770)

Income from discontinued operations (includes gain from sale of vessels $2,497 in 2010)	147	2,478

Net loss	$(41,742)	$(42,292)

(Loss) / earnings per share:
Basic and diluted

Continuing operations	$(5.76)	$(6.60)

Discontinued operations	$0.02	$0.37

Total	$(5.74)	$(6.23)

Weighted average number of shares:

Basic and diluted	7,273,632	6,780,991

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	(unaudited)
	Six months ended June 30,
	2011	2010
Available days	3,177	2,480
Operating days	2,958	2,128
Fleet utilization (1)	93.1%	94.7%
Fleet utilization dry sector	97.9%	99.1%
Fleet utilization wet sector	84.0%	90.4%
Equivalent vessels	17.6	13.7
Time Charter Equivalent Rate	$15,638	$14,341
Direct daily vessel operating expenses	$5,878	$7,791

(1):	Fleet utilization for the 2010 period excludes non-core vessels
Revenues
     For the six month period ended June 30, 2011, operating revenues were $58.1 million, compared to $43.9 million for the six month period ended June 30, 2010. The increase in revenue is attributable primarily to the 27.5% growth in our fleet and the corresponding increase in available and operating days by 28.1% and 39.0%, respectively. As a result, we had on average 18.1 vessels in operation for the six month period ended June 30, 2011, compared to 14.2 vessels in operation in the six month period ended June 30, 2010. For the six month periods ended June 30, 2011 and June 30, 2010, our time charter equivalent (TCE) rates were $15,638 per day and $14,341 per day, respectively. Such increase reflects the favorable charters attached to the new vessels that were incorporated into our fleet, which was partially offset by the decrease in the market charter rates of the existed vessels operated in both periods.
     Fleet utilization for the six months ended June 30, 2011 was 93.1%, compared to 94.7% for the first half of 2010. Fleet utilization for the six months ended June 30, 2011 was suppressed by 145 unemployment days mainly attributable to the adverse conditions in the tanker market and the corresponding decrease in demand. During the first half of 2011 and 2010, 84.8% and 63.6% of our fleet, respectively, was fixed on time charters. The increase is attributable to the lower exposure of our fleet in the spot market.
Commissions
     Chartering commissions were relatively stable and amounted to $1.1 million and $1.2 million during the six month periods ended June 30, 2011 and 2010, respectively. The decrease corresponds mainly to (a) the decreased number of vessels that operated on the spot market during the six months ended June 30, 2011 as compared to the same period in 2010, since commissions on the spot market were higher than commissions for time charters, and (b) the decrease in the utilization of our fleet.
Voyage Expenses
     Voyage expenses were $7.4 million during the six months ended June 30, 2011, compared to $9.7 million during the equivalent period in 2010. The decrease was mainly attributable to the decreased number of vessels operated on the spot market, since voyage expenses are only incurred on spot market vessels.
Vessel Operating Expenses
     Vessel operating expenses were $20.3 million during the six months ended June 30, 2011, compared to $17.1 million for the equivalent period in 2010. This increase reflected the 28.1% and 39.0% growth in the available and operating days, respectively, as a result of the growth of our fleet. While the operating expenses increased in total, we achieved a 24.6% reduction in our direct daily vessel operating expenses, to $5,878 in first half of 2011 from $7,791 in the 2010 relevant period, mainly related to the better efficiencies arising from bringing the technical management in-house.
General and Administrative Expenses
     General and administrative expenses were $6.8 million during the six months ended June 30, 2011, compared to $8.0 million for the equivalent period in 2010. The decrease is mainly attributable to one-off transaction costs of $1.3 million that were incurred in the six month period ended June 30, 2010, mainly relating to the acquisition of new vessels.
Depreciation and Amortization
     Depreciation and amortization was $23.8 million during the six months ended June 30, 2011, compared to $16.6 million during the equivalent period in 2010. This increase reflected the 27.5% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the 2010 asset acquisitions.

Impairment Loss
     In light of the market conditions along with company-specific conditions that existed in the first half of 2011 and 2010, we evaluated the carrying amounts of our long-lived assets at the end of each of those periods. We recognized an impairment loss of $13.4 million in the six month period ended June 30, 2011 relating mainly to the sale of the Newlead Spartounta and the Newlead Prosperity. Following our decision to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels. Accordingly, for the six month period ended June 30, 2010, we recorded an impairment loss of $15.7 million based on the future cash flows that these vessels expected to generate as a consequence of the pending sale.
Loss on sale from vessels
     As a result of the sale and leaseback transaction related to the Newlead Endurance, we recognized a loss of $0.2 million in the six month period ended June 30, 2011. For the six month period ended June 30, 2010, no such a loss was recognized.
Management Fees
     Management fees were zero for the six months ended June 30, 2011, compared to $0.8 million during the equivalent period in 2010. The decrease was due to bringing in-house the technical management of our vessels, as well as the termination fees paid for the change of management for the Newlead Avra and the Newlead Fortune during the first quarter of 2010.
Interest and Finance Expense / Interest Income

	Six months ended	Six months ended
	June 30, 2011	June 30, 2010
Interest expense exluding change in fair value of interest rate swaps	$17.9	$13.4
Other finance expenses	3.5	1.4

	21.4	14.8
Amortization of the beneficial conversion feature	7.2	7.2
Change in fair value of interest rate swaps	(1.5)	(0.4)

	5.7	6.8

Interest and finance expense	$27.1	$21.6

     Interest and finance expense was $27.1 million during the six months ended June 30, 2011, compared to $21.6 million during the equivalent period in 2010. The expense for 2011 included a $7.2 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the beneficial conversion feature and $1.5 million gain from the change in the fair value of our interest rate swaps, interest and finance expenses were $21.4 million, reflecting $599.6 million of indebtedness as of June 30, 2011, which is net of $62.0 million of BCF related to the $125.0 million of 7% Notes. Furthermore, during the six month period ended June 30, 2011, we received interest income of $0.1 million. The expense for 2010 included a $7.2 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and $0.4 million gain from the change in the fair value of our interest rate swaps, interest and finance expenses were $14.8 million, reflecting $465.4 million of indebtedness as of June 30, 2010 (net of $48.6 million of BCF related to the $125.0 million of 7% Notes), which included approximately $197.0 million in new loans assumed during the second quarter of 2010 related to fleet growth and our newbuilding program. Furthermore, during the six month period ended June 30, 2010, we received interest income of $0.4 million.
Change in Fair Value of Derivatives
     The mark to market of the fair value of warrants classified as liabilities during the six month period ended June 30, 2010, resulted in an unrealized gain of $1.7 million. No such amount was applicable for the first half of 2011 because the warrants are classified as equity in 2011.
Net Loss
     Loss from continuing operations was $41.9 million for the six month period ended June 30, 2011, compared to $44.8 million for the six month period ended June 30, 2010.
     The net loss for the six month periods ended June 30, 2011 and 2010 was $41.7 million and $42.3 million, respectively. This loss included income from discontinued operations of $0.1 million and $2.5 million in the six month periods ended June 30, 2011 and 2010, respectively, which were related primarily to our strategic decision to exit from the container market.
Liquidity and Capital Resources
Overview
     We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly and six month payments of interest and other debt-related expenses and the repayment of principal; (iii) funding of newbuilding contracts; (iv) maintenance of minimum liquidity requirements under our credit facility agreements; (v) payments for dry-docking and special survey costs; and (vi) maintenance of cash reserves to provide for contingencies.
     As of June 30, 2011, our currents assets amounted to $79.2 million, while current liabilities amounted to $655.7 million, resulting in a negative working capital position of $576.5 million. Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of our total outstanding indebtedness. As of June 30, 2011, we were not in compliance with the minimum liquidity requirements under our loan agreements with West LB and Bank of Scotland (Junior and Senior Kamsarmax credit facilities). Since our lenders have the right, absent receipt of waivers, to demand at any given time, the repayment of our debt, we reclassified our long term debt and capital lease obligations as current liabilities in our consolidated balance sheet as of June 30, 2011.
     As of September 27, 2011, we are still exploring financing and other options to increase our liquidity, including selling certain of our vessels, restructuring our indebtedness as further described below and/or accessing the capital markets. Furthermore, we remain uncertain as to our ability to borrow the remaining $12.8 million approximately of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all. In addition, we continue to be subject to a difficult charter environment, which has negatively affected our cash flows and liquidity. We are currently not in compliance with our minimum liquidity requirements under certain loan agreements. We previously received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation, and the finalization of the current restructuring discussions. An adverse change in our liquidity position, absent the receipt of waivers, will have a negative effect on our ability to regain compliance with such covenants under our loan agreements. See also “Going Concern” and Note 1 to our condensed consolidated financial statements.
     As of June 30, 2011, our liquidity reflected $37.4 million of total cash ($32.1 million of unrestricted cash and $5.3 million of restricted cash), compared with $110.8 million of total cash as of December 31, 2010. The decrease of $73.4 million in total cash was attributable primarily to vessel acquisitions and vessels under construction, as well as debt service and was partially offset by the proceeds from the sale and leaseback of one vessel. Total debt on our balance sheet as of June 30, 2011 and December 31, 2010 was $599.6 million and $588.7 million, respectively, representing a $10.9 million increase. The increase was attributable mainly to: (i) the $7.2 million amortization of the BCF attributed to the 7% Notes; (ii) the $11.9 million proceeds from the new FBB bank credit facility; (iii) the aggregate drawdown of $11.7 million debt related to the Kamsarmax newbuilding N216 and the Navios Serenity newbuilding; and (iv) the proceeds of $26.6 million from the sale and leaseback transaction related to the Newlead Endurance. The overall increase in indebtedness was partially offset by loan repayments of $32.0 million as well as $11.2 million of debt amortizations and the capital lease payments of $3.3 million.
     The following table below summarizes the cash flows from our operations for each of the six months ended June 30, 2011 and 2010:

	(unaudited)
	Six months Ended June 30,
	2011	2010
Net cash used in operating activities	$(2,637)	$(11,098)
Net cash used in investing activities	(68,058)	(7,798)
Net cash provided by / (used in) financing activities	35,231	(15,764)
Net decrease in cash and cash equivalents	(35,464)	(34,660)
Cash and cash equivalents, beginning of period	67,531	106,255
Cash and cash equivalents, end of period	$32,067	$71,595

Cash Flows
Net cash used in operating activities
     Net cash used in operating activities was $2.6 million for the six month period ended June 30, 2011, compared to $11.1 million for the relevant 2010 period. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on derivatives.
     Non-cash adjustments to reconcile net loss to net cash used in operating activities for the six month period ended June 30, 2011 totaled $45.3 million. This consisted mainly of the following adjustments: $13.4 million of impairment losses; $19.2 million of depreciation and amortization charges; $7.2 million from the amortization of the BCF of the 7% Notes; $4.5 million from the amortization of the backlog asset/deferred charter revenue; $0.7 million relating to share-based compensation; $1.8 million of amortization of deferred finance fees; and a $0.008 million provision for doubtful receivables. These adjustments were partially offset by a $1.5 million gain from the valuation of derivatives. Also, this adjustment excludes losses on vessel sale of $0.2 million.
     Furthermore, the cash outflow from operations of $2.6 million for the six month period ended June 30, 2011 resulted mainly from: a $4.5 million payment for dry-docking and special survey costs; a $6.7 million increase in trade receivables; a $1.0 million increase in prepaid expenses; and a $0.9 million increase in other receivables. This was partially offset by a $2.7 million increase in accrued liabilities; a $2.1 million increase in accounts payable; and a $1.2 million increase in deferred income.
     For the six month period ended June 30, 2010, non-cash adjustments to reconcile net loss to net cash used in operating activities totaled $41.0 million. This consisted mainly of the following adjustments: $15.7 million of impairment loss; $11.1 million of depreciation and amortization charges; $7.2 million from the amortization of the beneficial conversion feature of the 7% Notes; $6.6 million from the amortization of the backlog asset/deferred charter revenue; $1.4 million relating to share-based compensation; $0.9 million of amortization of deferred finance fees; and $0.2 million provision for doubtful receivables. These adjustments were partially offset by a $2.1 million gain from the valuation of derivatives. Also, this adjustment excludes gain on vessels sale from discontinued operations of $2.5 million. Furthermore, the cash outflow from operations of $10.8 million for the six month period ended June 30, 2010 resulted mainly from a $2.7 million payment for dry-docking and special survey costs; a $2.5 million decrease in accounts payable and accrued liabilities; and a $2.9 million decrease in amount due to/from managing agents.
Net cash used in investing activities
     For the six month period ended June 30, 2011, our net cash used in investing activities was $68.1 million. This cash outflow resulted mainly from advances for vessels under construction of $50.2 million as well as vessel acquisitions of $23.9 million, which was partially offset by the restricted cash of $6.0 million related to a letter of guarantee issued in connection with an installment payment in respect of the Newlead Prosperity acquisition.
     For the six months ended June 30, 2010, our net cash used in investing activities was $7.8 million. The cash used in investing activities for the six months ended June 30, 2010 resulted from advances for vessels under construction of $16.5 million and the restricted cash of $10.0 million related to a letter of guarantee issued in connection with future installments in respect of newbuildings, which was partially offset by the proceeds from vessel disposals of $17.1 million, as well as the net cash of $1.6 million acquired through the business combination that occurred on April 1, 2010.
Net cash provided by / (used in) financing activities
     For the six month period ended June 30, 2011, our net cash provided by financing activities was $35.2 million. This cash inflow resulted from the $26.6 million in proceeds from the sale and leaseback transaction and the $32.0 million in restricted cash that was used to pay down debt (resulting from the proceeds of the sale of the five non-core vessels occurred in 2010). This inflow was partially offset by the $19.6 million net principal repayments of our debt, the capital lease payments of $3.3 million and the payments of deferred charges of $0.5 million.
     For the six months ended June 30, 2010, our net cash used in financing activities was $15.8 million. This cash outflow resulted from the $7.5 million net principal repayments of our debt, the increase in restricted cash of $5.1 million mainly related to the disposal from the two non-core vessels (retention accounts), which were used to pay down debt, and the payments of deferred charges of $3.2 million.
Indebtedness
     Certain of our debt arrangements, including our Facility Agreement, contain covenants that require us to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). Our Facility Agreement requires that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of our other debt arrangements require that we maintain at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the total outstanding indebtedness. We are currently not in compliance with our minimum liquidity requirements under certain loan agreements. Since our lenders have the right, absent receipt of waivers, to demand at any given time the repayment of our debt, we reclassified our long term debt and capital lease obligations as current liabilities in our consolidated balance sheet as of June 30, 2011. See “— Going Concern.”
     As of June 30, 2011 and December 31, 2010, our total indebtedness was approximately $599.6 million and $588.7 million, respectively, which is net of $62.0 million and $69.1 million of BCF related to the $125.0 million of 7% Notes, respectively. Indebtedness as of June 30, 2011 reflected, among other things: the $58.4 million of debt related to the acquisition of two Kamsarmax newbuildings; the $159.5 million of debt related to the dropdown of 11 vessels completed in 2010; the $49.0 million of debt under the new revolving credit facility with Marfin Egnatia Bank S.A.; the $11.9 million of proceeds from the new FBB bank credit facility; the capital lease obligations of $108.3 million which include the proceeds of $26.6 million from the sale and leaseback transaction related to the Newlead Endurance; and $63.0 million relating to the $125.0 million of 7% Notes, after netting the impact of the BCF (discount) as described below under “Recapitalization”.

     As of September 27, 2011, we estimated our total indebtedness to be approximately $581.2 million, which is net of $58.4 million of BCF related to the $125.0 million of 7% Notes.
     Recapitalization
     Prior to the recapitalization on October 13, 2009, the Company was in default of its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221.4 million. As part of the recapitalization, our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.
     The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2.0 million each, and a sum of $163.4 million (comprised of an installment repayment of $2.0 million and a balloon repayment of $161.4 million) was due in October 2014. In January 2010, we paid an aggregate amount of $9.0 million from the proceeds of the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. In January 2011, we paid an aggregate amount of $32.0 million after receiving the proceeds from the sale of the five non-core vessels. After giving effect to the application of these sale proceeds, the quarterly installments have been reduced to approximately $1.6 million each, and a sum of $128.8 million (comprised of a repayment installment of $1.6 million and a balloon repayment of $127.2 million) will be due in October 2014. As of June 30, 2011, the outstanding balance was $149.5 million and the effective interest rate was 3.69%. As of September 27, 2011, the outstanding balance was $147.9 million.
     On April 26, 2010, we entered into a Supplemental Deed (the “Deed”) relating to this term Facility Agreement. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among us and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount that must be maintained under the original Deed may be applied to prepay sums outstanding under the original loan without triggering an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and will be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.
     Our obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in our fleet and any other vessels we subsequently acquire to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings and insurance proceeds from our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels, excluding the three vessels transferred to us as part of the recapitalization.
     Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:
•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.
     As a result of the recapitalization, new financial covenants were put in place. Except for the working capital (as defined in the loan facility) and the minimum liquidity covenants, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy.
     The following are the financial covenants to which we must adhere as of the end of each fiscal quarter, under the new Facility Agreement:
•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:
(a)	25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b)	30% from the financial quarter ending September 30, 2013 onwards.
•	we must maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	we must maintain a minimum liquidity equal to at least 5% of the outstanding loan;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a)	2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b)	2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
     We assumed a $37.4 million credit facility in relation to the three vessels transferred to us from Granunion as part of the recapitalization during the fourth quarter of 2009. The $37.4 million credit facility was originally payable in 20 consecutive quarterly installments of $1.56 million and a $6.2 million balloon repayment due in October 2014. Such facility bore a margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize our cost of capital. We were paying a 1% commitment fee on the undrawn amount. This credit facility was refinanced with a new credit facility signed on May 6, 2010. For more details, please refer to the section “Dropdown of six vessels and commercial/technical management companies”.
     In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of 7% Notes due 2015, or the 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 0.4 million common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The fair value of these warrants was determined as of October 13, 2009, and as such, is amortized over a period of six years. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, our Vice Chairman, President, Chief Executive Officer and interim Chief Financial Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. $20.0 million of the proceeds of the 7% Notes were used to partially repay a portion of our existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 2.22 million new common shares. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $63.0 million on our June 30, 2011 balance sheet due to the netting impact of a BCF (discount) described below and in Note 13 of the condensed consolidated financial statements. As of September 27, 2011, an aggregate of $125.0 million principal amount of the 7% Notes remain outstanding and we estimate the net outstanding amount was approximately $66.6 million, which is net of $58.4 million of BCF.
     We have accounted for the 7% Notes as follows:
     (1) A Beneficial Conversion Feature (“BCF”); and
     (2) A “Make Whole Fundamental Change” conversion option which was valued separately.
Pursuant to U.S. GAAP, these two components factor into the valuation of the 7% Notes as follows:
•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($9.00) and the market price of our common shares at the date of issuance ($15.24), multiplied by 16.1 million shares, assuming full conversion of the initial $145.0 million of 7% Notes. Assuming no further conversions of the remaining $125.0 million of 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	The Make Whole Fundamental Change was valued at $31,301 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes under certain circumstances. This is also amortized over the life of the 7% Notes as an interest expense.
     We use interest rate swaps to hedge our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Exposure” herein.
     Dropdown of six vessels and commercial/technical management companies
     On April 1, 2010, we completed the dropdown of six vessels and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between us and our affiliate Grandunion, and assumed $154.5 million in vessel related indebtedness.
     The $37.4 million credit facility was refinanced with a new credit facility signed on May 6, 2010. Specifically, we entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65.28 million, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping and Newlead Bulkers, which consolidated our existing $37.4 million credit revolving facility in connection with the three vessels transferred to us as part of the recapitalization in October 2009 and the initial facility of $35.0 million for the Grand Rodosi. This loan facility, which was periodically drawn and repaid to minimize our cost of capital, was terminated on November 23, 2010 and its outstanding balance of $44.113 million was fully repaid through the proceeds of the sale and leaseback transaction which was completed on the same date. For more details about this transaction please see the section “Sale and leaseback transaction” below. The new credit facility, prior to repayment, was payable in 12 quarterly installments of $1.885 million followed by 20 quarterly installments of $2.133 million and would have been due in May 2018. Borrowings under this loan facility bore an approximate effective interest rate, including the margin, of 5.7%; of the $65.28 million total loan, $32.56 million bore interest at a floating rate, which would have been approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin), while $32.72 million bore interest at a rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility included financial covenants, all as described in the loan facility, including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 and onwards; (ii) our working capital (as defined in the loan facility), on a consolidated basis on each financial quarter, must not be less than zero dollars ($0); (iii) we must maintain a minimum liquidity equal to at least five percent of the outstanding loan; and (iv) the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis must be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 and onwards.
     On April 1, 2010, we assumed a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by a First Supplemental Agreement, dated April 18, 2008, a Second Supplemental Agreement, dated April 1, 2010, and a Third Supplemental Agreement dated November 5, 2010, for a loan facility of up to $18.0 million, in relation to the Grand Venetico. This loan facility was terminated on December 14, 2010 and its outstanding balance of $7.875 million was fully repaid through the proceeds of the new Marfin revolving credit facility. The loan, prior to repayment, was payable in two quarterly installments of $0.625 million, followed by a lump sum payment of $0.75 million, followed by one installment of $0.75 million due in December 31, 2010, and followed by a $7.125 million balloon payment due in January 31, 2011. Borrowings under this loan facility bore an effective interest rate of LIBOR plus a 2.75% margin. The loan facility included, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010.
     On April 1, 2010, we assumed a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27.5 million in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $0.375 million, followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.6% (assuming current LIBOR of 0.327%, plus a 3.25% margin). The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) if we are in compliance with the value to loan ratio, 50% of the excess cash must be applied towards the prepayment of the loan facility; and (ii) if we are not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. The loan facility includes, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter; (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. On June 4, 2010, we further novated, amended and restated this Loan Agreement. The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of June 30, 2011, we were not in compliance with the minimum liquidity requirement under this loan agreement and are seeking waivers in respect of such non-compliance. We have received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation, and the finalization of the current restructuring discussions. See “-Going Concern”. As of September 27, 2011, the outstanding balance was $25.6 million.
     On April 1, 2010, we assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, as supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1.5 million, followed by four quarterly installments of $1.25 million, followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) the minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60.0 million, although we are not subject to such covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although we are not subject to such covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although we are not subject to such covenant through the period ending February 28, 2012. As of September 27, 2011, the outstanding balance was $58.6 million.
     On April 1, 2010, we also assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million, in relation to the Grand Ocean. The loan facility is payable in one quarterly installment of $0.85 million, followed by six quarterly installments of $0.8 million, followed by seven quarterly installments of $0.75 million and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) the minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60.0 million, although we are not subject to this covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although we are not subject to this covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although we are not subject to this covenant through the period ending February 28, 2012. As of September 27, 2011, the outstanding balance was $17.8 million.
     Newbuilding program
     On April 15, 2010, we assumed two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement, which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66.7 million and is payable in 20 quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $34.17 million, while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.
     The junior facility agreement, which was entered into with Bank of Scotland and BTMU Capital Corporation, is for $13.3 million and is payable in 20 quarterly installments of $0.13 million and a final payment of $10.7 million due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $13.3 million, while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.
     Both facility agreements include financial covenants, all as described in the loan facilities, including: (i) the security coverage must be at least 115% up to and including the second anniversary of final delivery date, 120% up to the third anniversary date, 125% up to the fourth anniversary date and 130% thereafter; (ii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than: (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio must not be less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of June 30, 2011, we were not in compliance with the minimum liquidity requirement under these loan agreements and are seeking waivers in respect of such non-compliance. As of September 27, 2011, the outstanding balance of the loans was $67.5 million.

     Five vessel acquisition
     In July 2010, we completed the acquisition of five dry bulk vessels, including two newbuildings and the right of first refusal for three additional newbuildings pursuant to the terms of a Securities Purchase Agreement, dated July 2, 2010 (the “July Purchase Agreement”), between us and Grandunion. Upon closing, in accordance with the July Purchase Agreement, the shares of the vessel owning subsidiaries were transferred to us. Total consideration for such shares was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance will be paid towards the newbuilding installments and will be financed with committed bank and shipyard credit facilities as well as cash.
     In connection with the completion of such acquisition of the five dry bulk vessels, we assumed $86.4 million in vessel related bank indebtedness as follows:
     We assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010 and further supplemented by a Second Supplemental Agreement dated May 9, 2011(as amended, the “FBB Spartounta Loan Agreement”), for a loan facility of up to $24.15 million, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $0.8 million followed by a $8.95 million payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.3% (assuming current LIBOR of 0. 0.327%, plus a 4.0% margin). This loan facility includes, among other things, a value to loan ratio that must at all times be at least 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility also includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal at least 25% for the financial year ending December 31, 2012, although we are not subject to such covenant through the period ending December 31, 2012, and which increases to 30% annually thereafter; (ii) the minimum liquidity must be equal at least 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero dollar ($0) during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 as at December 31, 2012, although we are not subject to such covenant through the period ending December 31, 2012, and must be at least 2.5:1 as at December 31, 2013 and annually thereafter.
     On August 12, 2011, FBB and the Company entered into the FBB Vessel Agreement for the sale of two vessels, the Newlead Spartounta and the Newlead Prosperity. Pursuant to the FBB Vessel Agreement, we agreed to the immediate sale of the Newlead Spartounta, with such sale to be completed no later than September 15, 2011. We also agreed to cooperate with FBB relating to the sale of the Newlead Prosperity by auction or judicial sale. In return, FBB agreed to cancel our corporate guarantees and share pledges in respect of the loans referenced below until the two vessels are sold. Upon the sale of the vessels, FBB has agreed to unconditionally and irrevocably release us as corporate guarantor under the loans and cancel the corporate guarantees and share pledges. The sale of the Newlead Spartounta was successfully concluded and the vessel was delivered to the buyers on September 13, 2011. The net proceeds of $10.1 million have been applied by FBB towards the repayment of the outstanding loans. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. As a result, the corporate guarantees and share pledges in respect of the loans referenced below were cancelled on September 21, 2011 in accordance with the terms of the FBB Vessel Agreement.
     Before entering into the FBB Vessel Agreement, on August 9, 2011, we received a notice of an event of default from FBB relating to the FBB Spartounta Loan Agreement, for the Newlead Spartounta and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, $21.7 million of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by us to pay an installment of approximately $0.7 million due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of $21.8 million, were immediately due and payable. On August 9, 2011, FBB arrested the Newlead Prosperity.
     As of September 27, 2011, the outstanding balance of the loan pursuant to the FBB Spartounta Loan Agreement was zero.
     We assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14.75 million, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a Fifth Supplemental Agreement, dated November 8, 2010. The loan was payable in four semiannual installments of $1.17 million followed by a $5.12 million payment due in November 2012. Borrowings under this loan facility bore an effective interest rate of LIBOR plus a 3.0% margin. As of the date of assumption, the outstanding balance on such loan facility was $9.8 million. This loan facility terminated on December 14, 2010 and its outstanding balance of $9.8 million was fully repaid through the proceeds of the new Marfin revolving credit facility. The loan facility, prior to repayment, included, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) at each quarter end during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 for the financial quarter ending June 30, 2012 until the financial quarter day ending June 30, 2013 and must be at least 2.5:1 thereafter. The loan facility also included, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3.95 million to the amount of $2.50 million and an average monthly balance of the earnings account held within the bank in the name of the borrower of $0.4 million.
     We assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32.0 million, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1.13 million to the initial outstanding amount of $14.79 million. The loan is payable in 15 quarterly installments of $0.525 million followed by a $5.785 million payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.1% (assuming current LIBOR of 0.327%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15.355 million. The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be at least 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; and (iii) the minimum interest coverage ratio (as defined in the loan facility) must be equal to at least 2:1 for the period from January 1, 2013 until December 30, 2013, must be at least to 2.5:1 thereafter. As of September 27, 2011, the outstanding balance of this loan was $11.6 million.
     We assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a First Supplemental Agreement, dated July 14, 2010, a Second Supplemental Agreement, dated November 9, 2010, and a Third Supplemental Agreement, dated December 15, 2010, for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 15 quarterly installments of $0.4 million, with the last installment payable together with the $9.0 million balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 10 quarterly installments of $0.4 million with the last installment payable together with the $11.0 million of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.327%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $14.1 million. The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) the ratio of EBITDA to interest payable (as both are defined in the loan facility) on a trailing four financial quarter basis must be equal to at least 2:1 for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, and must be equal to at least 2.5:1 thereafter; (iv) at least $5.0 million of free cash must be maintained at all times; and (v) working capital (as defined in the loan facility) must be no less than zero at each quarter end. The loan facility also includes, among other things, a value to loan ratio (as defined in the loan facility) that must at all times be equal to at least 110% over the first 5 years and 120% thereafter, a cash sweep on the earnings of the vessels, representing 100% of the excess cash flow (as defined in the loan facility) for the period commencing on the delivery date of each vessel until the relevant balloon amount is reduced to $3.0 million and 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $0.5 million (applicable after each vessel’s respective deliveries). On June 30, 2011, we received notification from DVB Bank, as agent of a loan agreement, that we are in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, we managed to reach a resolution to the dispute under the shipbuilding contract and obtain delivery of the newbuilding vessel from the shipyard. As of September 27, 2011, the outstanding balance of the loan was $31.0 million.
     We assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010, for a reducing revolving credit facility of up to $23.0 million. The loan was payable in 12 quarterly installments of $0.1 million followed by a $21.8 million payment due in October 2013. Borrowings under this loan facility bore an effective interest rate of LIBOR plus a 3.75% margin. As of the date of assumption, the outstanding balance on such loan facility was $23.0 million. This loan facility terminated on November 23, 2010 and its outstanding balance of $22.9 million was fully repaid through the proceeds of the sale and leaseback transaction which was concluded at the same date. For more details about this transaction, please see the section “Sale and leaseback transaction” below. The loan facility, prior to repayment, included financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending June 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) the maintenance of minimum liquidity equal to at least 5% of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis of not less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards.
     Sale and leaseback transactions
     In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined decreasing prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. Moreover, we used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on these vessels, as well as other bank debt and associated fees.
     The agreement includes, among other things, financial covenants as follows: (i) the equity ratio (as defined in the agreement) shall not be less than 25% from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity (as defined in the agreement) shall not be less than 5% of the total debt at any time; (iii) the ratio of EBITDA to Interest Expense (as defined in the agreement) shall not be less than 2:1 from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 2.5:1 thereafter; and (iv) on each financial quarter day the working capital (as defined in the agreement) shall not be less than zero dollars ($0). As of September 27, 2011, the outstanding balance of the lease debt was $79.3 million.
     In addition, pursuant to the sale and leaseback transaction, we agreed with Lemissoler Maritime Company W.L.L. (i) to issue 36,480 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at our option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at our option, either cash of $109,440 or a number of common shares having a value of $109,440, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.
     In June 2011, we entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post-Panamax dry bulk vessel, the Newlead Endurance. The net proceeds for the sale were $26.6 million and the bareboat leaseback charter period is seven years. We retain call options to buy the vessel back during the lease period at pre-determined decreasing prices at the end of each of the seven years starting from the first year, with the last call option price at $26.5 million at the end of the lease term. Moreover, a put option exists, which if exercised, will require us to repurchase the vessel for approximately $26.5 million at the end of the lease term. The call or put option price will be paid in cash. The net rate of the bareboat charter is $9,500 per day throughout the lease period. We will continue to earn charter hire on the current time charter on the vessel.
     The agreement includes, among other things, financial covenants as follows: (i) the equity ratio (as defined in the agreement) must be at least 30% on each financial quarter day starting from January 1, 2013 and thereafter; (ii) the liquidity (as defined in the agreement) shall not be less than 5% of the total debt on each financial quarter day starting from January 1, 2013 and thereafter; (iii) the ratio of EBITDA to Net Interest Expense (as defined in the agreement) shall not be less than 2.5:1 for each 12 month periods starting January 1, 2013 and thereafter; and (iv) on each financial quarter day the working capital (as defined in the agreement) shall not be less than zero dollars ($0). As of September 27, 2011, the outstanding balance of the lease debt was $26.3 million.
     Due to the breach of the minimum liquidity covenants to certain of our loan agreements and the fact that our lenders have the right, absent receipt of waivers, to demand at any given time the repayment of our capital lease obligations as described in Notes 1 and 12 of the accompanying condensed consolidated financial statements, the present value of minimum lease payments of $108.3 million as of June 30, 2011 is shown as current liabilities in the condensed consolidated balance sheet.
     New Marfin Revolving Credit Facility
     On December 10, 2010, we entered into a Loan Agreement with Marfin Egnatia Bank for a new reducing revolving credit facility of up to $62.0 million, in order to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance working and investment capital needs. The facility limit is being reduced by 10 quarterly installments of $0.1 million during the course of the term. Moreover, the provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.6%; the floating portion of the approximately $49.0 million drawn to date is approximately $19.4 million and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin) while the fixed portion drawn is $29.6 million and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). We remain uncertain as to our ability to borrow the approximately $12.8 million of undrawn amounts under our $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that we will be able to fully draw down this amount, if at all. The loan facility includes financial covenants, all as described in the loan facility, including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) the maintenance of minimum liquidity equal to at least 5% of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of September 27, 2011, the outstanding balance of the loan was $49.0 million.
New FBB Credit Facility
     On May 9, 2011, we entered into a Loan Agreement with First Business Bank for a loan facility of up to $12.0 million, in relation to the Newlead Prosperity (as amended, the “FBB Prosperity Loan Agreement”), of which $11.9 million has been drawn. The loan is payable in one balloon payment due in May 2013, unless we proceed with a successful raising of equity of at least $40.0 million, upon the completion of which the loan must be prepaid in full. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 7.3% (assuming current LIBOR of 0.327%, plus a 7.0% margin). This loan facility, includes, among other things, a value to loan ratio that must be at least 120% from January 1, 2013 until the maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) a requirement to maintain minimum liquidity equal to at least 5% of total debt (as defined in the loan facility) during the period the loan facility remains outstanding, although we are not subject to such covenant through the period ending December 31, 2012; (iii) a requirement to maintain working capital (as defined in the loan facility) of not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis, of 2.5:1, only for the financial year ending December 31, 2013.
     On August 9, 2011, FBB arrested the Newlead Prosperity. On August 12, 2011, FBB and the Company entered the FBB Vessel Agreement for the sale of two vessels, the Newlead Spartounta and the Newlead Prosperity. Pursuant to the FBB Vessel Agreement, we agreed to the immediate sale of the Newlead Spartounta, with such sale to be completed no later than September 15, 2011. We also agreed to cooperate with FBB relating to the sale of the Newlead Prosperity by auction or judicial sale. In return, FBB agreed to cancel our corporate guarantees and share pledges in respect of the loans referenced below until the two vessels are sold. Upon the sale of the vessels, FBB has agreed to unconditionally and irrevocably release us as corporate guarantor under the loans and cancel the corporate guarantees and share pledges. The sale of the Newlead Spartounta was successfully concluded and the vessel was delivered to the buyers on September 13, 2011. The net proceeds of $10.1 million have been applied by FBB towards the repayment of the outstanding loans. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. As a result, the corporate guarantees and share pledges in respect of the loans referenced below were cancelled on September 21, 2011 in accordance with the terms of the FBB Vessel Agreement.
     On August 12, 2011, we received a notice of an event of default from FBB relating to the FBB Prosperity Loan Agreement, relating to the Newlead Prosperity and certain ancillary agreements to the FBB Prosperity Loan Agreement. As of August 12, 2011, $11.9 million of principal was outstanding under the FBB Prosperity Loan Agreement. The notice alleged events of default under the FBB Prosperity Loan Agreement due to, among other things, the arrest of the Newlead Prosperity. The notice further provided that, as a result of such events of default, the FBB Prosperity Loan Agreement was terminated and that all amounts due under the FBB Prosperity Loan Agreement, including interest and default interest, in the aggregate amount of US$11.9 million, were immediately due and payable.
As of September 27, 2011, the outstanding balance of the loan was zero.
EBITDA and adjusted EBITDA reconciliation to Net Loss
     EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including straight-line revenue, provisions for doubtful receivables, provisions for claims, changes in fair value of derivatives, impairment losses, gains and losses on sales of assets, share-based compensation expenses and operating losses for the non-core vessels. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	Three months ended	Three months ended
	June 30, 2011	June 30, 2010
ADJUSTED EBITDA RECONCILIATION

Net loss	$(29,912)	$(20,035)
Plus: Loss / (income) from discontinued operations	4	(224)

Loss from continuing operations	(29,908)	(20,259)

PLUS:
Net interest expense	15,191	12,810
Depreciation and amortization	11,217	10,958

EBITDA	$(3,500)	$3,509
Straight line revenue	27	182
Provision for doubtful receivables	—	14
Provision for claims	53	559
Change in fair value of derivatives	—	(287)
Impairment losses	13,459	3,224
Loss on sale from vessels	208	—
Share based compensation	387	673
Operating loss for non-core vessels	—	2,229

ADJUSTED EBITDA	$10,634	$10,103

     EBITDA loss for the three month period ended June 30, 2011 was $3.5 million, compared to an EBITDA gain of $3.5 million for the three month period ended June 30, 2010. Adjusted EBITDA for the three month period ended June 30, 2011 was $10.6 million, representing EBITDA before non-cash items such as $13.4 million of impairment losses, $0.2 million of non-cash losses on the sale of vessels, $0.4 million of share-based compensation expenses, a $0.1 million provision for claims and $0.027 million for the straight lining of revenue. Adjusted EBITDA for the three month period ended June 30, 2010 was $10.1 million, reflecting $3.2 million for impairment loss, a $0.3 million non-cash gain in the fair value of derivatives, $0.7 million for share-based compensation expense, a $0.014 million provision for doubtful receivables, a $0.6 million provision for claims, $0.2 million for the straight lining of revenue, as well as operating loss for non-core vessels of $2.2 million. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenue related to the 11.0% operating fleet growth and the 14.1% reduction in daily vessel operating expenses to $6,106 in the second quarter of 2011 from $7,106 in the second quarter of 2010.

	Six months ended	Six months ended
	June 30, 2011	June 30, 2010
ADJUSTED EBITDA RECONCILIATION

Net loss	$(41,742)	$(42,292)
Plus: Income from discontinued operations	(147)	(2,478)

Loss from continuing operations	(41,889)	(44,770)

PLUS:
Net interest expense	26,953	21,256
Depreciation and amortization	23,787	16,579

EBITDA	$8,851	$(6,935)
Straight line revenue	126	362
Provision for doubtful receivables	8	209
Provision for claims	998	559
Change in fair value of derivatives	—	(1,718)
Impairment losses	13,459	15,662
Loss on sale from vessels	208	—
Share based compensation	655	1,394
Operating loss for non-core vessels	—	5,677

ADJUSTED EBITDA	$24,305	$15,210

     EBITDA gain for the six month period ended June 30, 2011 was $8.9 million, compared to an EBITDA loss of $6.9 million for the six month period ended June 30, 2010. Adjusted EBITDA for the six month period ended June 30, 2011 was $24.3 million, representing EBITDA before non-cash items such as $13.4 million of impairment losses, $0.2 million of non-cash losses on the sale of vessels, $0.7 million of share-based compensation expenses, a $0.008 million provision for doubtful receivables, a $1.0 million provision for claims and $0.1 million for the straight lining of revenue. Adjusted EBITDA for the six month period ended June 30, 2010 was $15.2 million, reflecting $15.7 million for impairment loss, a $1.7 million non-cash gain in the fair value of derivatives, $1.4 million for share-based compensation expense, a $0.2 million provision for doubtful receivables, a $0.6 million provision for claims, $0.4 million for the straight lining of revenue, as well as non-core vessels operating loss of $5.7 million. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenue related to the 27.5% operating fleet growth and the 24.6% reduction in daily vessel operating expenses to $5,878 in the first half of 2011 from $7,791 in the first half of 2010.
Off-Balance Sheet Arrangements
     We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
Commitments
     (i) Rental agreements
     We have entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Vice Chairman, President, Chief Executive Officer and interim Chief Financial Officer, at an aggregate monthly rate of approximately €30,000 as of June 30, 2011. These rental agreements vary in duration with the longest agreement expiring in April 2022.
The committed rent payments for Terra Stabile A.E. as of June 30, 2011 were (amounts in thousands):

June 30, 2012	$510
June 30, 2013	497
June 30, 2014	505
June 30, 2015	512
June 30, 2016	520
Thereafter	2,989

$5,533

     (ii) Commercial and Technical Ship Management Agreements
     At January 1, 2010, the vessel-owning companies of the vessels Newlead Avra, Newlead Fortune, High Land, High Rider and Ostria had technical ship management agreements with ITM based in Dubai, which were cancellable by either party upon two months’ notice. The agreed annual management fees were approximately $0.17 million per vessel during 2010. During the year ended December 31, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Subsequently, the vessel owning companies of the vessels signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping, a company that was controlled by Grandunion and that has been NewLead’s subsidiary since April 1, 2010. The agreed annual management fees were approximately $0.20 million per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Shipping became a subsidiary of NewLead.
     The Chinook had a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 were approximately €153,000 (equal to approximately $0.2 million).
     At January 1, 2010, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and the Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The annual management fee under each of the agreements was approximately $0.19 million per vessel; however, all payments to Newlead Bulkers have been eliminated since the date on which Newlead Bulkers became a subsidiary of NewLead.
     As of June 30, 2011 and September 27, 2011, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, either due or from managing agents as of June 30, 2011, relate to amounts generated prior to the termination of the agreements described above.
     (iii) Newbuildings
     As of June 30, 2011, remaining commitments for newbuildings upon their final delivery amount to: (i) approximately $25.0 million relating to the one Kamsarmax vessel (Hull N216, the delivery of which is expected in the fourth quarter of 2011); (ii) approximately $13.0 million relating to the to Handysize Hull 4023, named the Navios Serenity, which was delivered in July 2011; and (iii) approximately $27.0 million relating to the to Handysize Hull 4029, the delivery of which is expected in the third quarter of 2012.
Recent Accounting Pronouncements
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The Company adopted the new guidance effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which were effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have a significant impact on the Company’s consolidated financial statements.
ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)
     In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The Company does not expect the adoption of the Accounting Standards update will have a material impact on the Company’s consolidated financial statements.

Fair Value Measurement
     In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

Related Parties
Grandunion Inc.
     In April 2010, we completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5 of the accompanying condensed consolidated financial statements. In July 2010, we completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters.
Terra Stabile A.E.
     We lease office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Vice Chairman, President, Chief Executive Officer, and interim Chief Financial Officer. In November 2009, we entered into a 12-year lease agreement with the landowner in relation to the office space and on April 28, 2010 we entered into a 12-year lease agreement for the warehouse space (see Note 19 of the accompanying condensed consolidated financial statements). In May 2011, we also entered into two 9-month lease agreements in relation to office parking space. Total rent for the six month periods ended June 30, 2011 and 2010 was $0.25 million and $0.13 milion, respectively.
Sea Breeze
     As part of attaining revenue (commissions) for our vessels, we contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the six month periods ended June 30, 2011 and 2010, the commissions amounted to zero and $0.12 million, respectively (figures include continuing and discontinued operations).
Newfront — Stamford
     At January 1, 2010, the vessel Australia had technical ship management and commercial management agreements with Stamford and Newfront, and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with common shareholders. The agreed annual management fees were approximately $185,000 per vessel. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements with Newlead Bulkers for the provision of commercial and technical ship management services (see below). For the six month periods ended June 30, 2011 and 2010, the management fees for Newfront were zero and $0.05 million, respectively, and for Stamford were zero and $0.03 million, respectively.
Newlead Bulkers S.A.
     Since April 1, 2010, Newlead Bulkers has been our subsidiary as a result of its acquisition from Grandunion described in Note 5 of the accompanying condensed consolidated financial statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the six month period ended June 30, 2010 were $0.06 million.
     As of June 30, 2011 and September 27, 2011, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.
Newlead Shipping S.A.
     Since April 1, 2010, Newlead Shipping has been our subsidiary as a result of its acquisition from Grandunion described in Note 5 of the accompanying condensed consolidated financial statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the six month period ended June 30, 2010 were $0.04 million.
     As of June 30, 2011 and September 27, 2011, the commercial and technical management services of all of our owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers.
Domina Petridou O.E.
     We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively (see Note 19 of the accompanying condensed consolidated financial statements). Total rent for the six month period ended June 30, 2010 amounted to approximately $0.02 million.

Aries Energy Corporation
     On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112.7 million (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Exposure
     Debt Instruments:
     NewLead’s exposure to interest rate risk, which could impact our results of operations, relates to our floating rate debt outstanding. The interest rate related to our total debt outstanding is based on the floating three month U.S. LIBOR plus, a specific margin for each credit facility. Our objective is to minimize our interest expenses while managing the exposure of our financial condition to interest rate risk, through our financing activities and, when deemed appropriate, through the use of designated interest rate swaps.
     As of June 30, 2011, we had $599.6 million of total indebtedness which is net of $62.0 million of BCF related to the 125.0 million of the 7% Notes. The interest on the credit facilities are at floating rates and, therefore, changes in interest rates would have an effect on our interest expense. The interest rate on the 7% Notes is fixed and, therefore, there is no associated market risk. Excluding the 7% Notes, our total indebtedness as of June 30, 2011 and December 31, 2010 was $536.5 million and $532.8 million, respectively (reflecting $63.1 million and $55.9 million, respectively, in respect of the $125.0 million of 7% Notes, after the netting impact of the BCF). As of June 30, 2011, we had $427.5 million of floating rate indebtedness out of our total indebtedness of $536.5 million. Of our floating rate indebtedness, as of June 30, 2011, $94.8 million was fixed with interest rate swaps.
     For the six months ended June 30, 2011, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $1.3 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.
     Interest rate swaps:
     As of June 30, 2011, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:
•	In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Marfin Egnatia Bank. On May 6, 2010, we refinanced this credit facility (see Note 12 of our condensed consolidated financial statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

•	In connection with the acquisition of the two Kamsarmaxes, we assumed two interest rate swaps with the Bank of Scotland both of which had maturity dates of April 4, 2013. Under the terms of the swap agreements, we paid a fixed interest rate of 3.973% per annum. These swaps were amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facilities. The amended and extended swap agreements began on July 6, 2010 and have maturity dates on October 15, 2015 and a fixed interest rate of 4.01% per annum on the notional amount of the swaps.
     As of June 30, 2011 and September 27, 2011, the notional amount of the abovementioned interest rate swaps was $94.8 million and $97.5 million, respectively.
     Foreign Exchange Rate Exposure
     Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain of expenses in other currencies, primarily Euros. During the six month period ended June 30, 2011, the value of the U.S. dollar reached highs of $1.48 and lows of $1.29 compared to the Euro, and as a result, an adverse or positive movement could increase our expenses. During the six months ended June 30, 2011, the effect was minimal.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars except share amounts)

		(unaudited)
		As of	As of
		June 30,	December 31,
	Note	2011	2010
ASSETS
Current assets
Cash and cash equivalents		$32,067	$67,531
Restricted cash	7	5,286	12,606
Trade receivables, net		12,569	6,025
Other receivables		3,354	2,333
Due from related parties		83	100
Inventories		2,897	2,986
Prepaid expenses		2,936	1,909
Due from managing agents		299	587
Backlog asset	8	7,821	8,492
Deferred charges, net	11	11,877	—

Total current assets		79,189	102,569

Restricted cash	7	31	30,700
Vessels under construction	9	43,707	32,253
Vessels and other fixed assets, net	10	465,890	455,416
Goodwill	6	81,590	81,590
Backlog asset	8	42,098	46,165
Deferred charges, net	11	—	13,040

Total non-current assets		633,316	659,164

Total assets		$712,505	$761,733

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	12	$428,268	$26,773
Accounts payable, trade		26,979	35,876
Senior convertible 7% notes, net	13	63,038	—
Accrued liabilities		22,402	17,370
Capital lease obligations	14	108,268	7,648
Deferred charter revenue	8	332	476
Deferred income		2,228	880
Derivative financial instruments	18	3,615	5,319
Due to related parties		382	115
Due to managing agent		184	282

Total current liabilities		655,696	94,739

Non-current liabilities
Derivative financial instruments	18	4,819	4,642
Senior convertible 7% notes, net	13	—	55,877
Capital lease obligations	14	—	77,319
Unearned profit	14	9,746	10,399
Deferred charter revenue	8	—	91
Deferred income		1,203	1,325
Other non-current liabilities		6,403	20,665
Long-term debt	12	—	421,042

Total non-current liabilities		22,171	591,360

Total liabilities		677,867	686,099

Commitments and contingencies	19
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued		—	—
Common Shares, $0.01 par value, 1 billion shares authorized, 7.7 million and 7.3 million shares issued and outstanding as of June 30, 2011 and December 31, 2010, respectively		77	74
Additional paid-in capital		209,024	208,281
Accumulated deficit		(174,463)	(132,721)

Total shareholders’ equity		34,638	75,634

Total liabilities and shareholders’ equity		$712,505	$761,733

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

		Three months	Three months	Six months	Six months
		ended June 30,	ended June 30,	ended June 30,	ended June 30,
	Note	2011	2010	2011	2010
OPERATING REVENUES		$28,013	$25,785	$58,087	$43,851

EXPENSES:
Commissions		(537)	(702)	(1,130)	(1,201)
Voyage expenses		(3,508)	(4,756)	(7,401)	(9,731)
Vessel operating expenses		(10,166)	(9,734)	(20,254)	(17,110)
General and administrative expenses		(3,645)	(3,911)	(6,793)	(8,027)
Depreciation and amortization expenses		(11,217)	(10,958)	(23,787)	(16,579)
Impairment losses	3, 8, 10	(13,459)	(3,224)	(13,459)	(15,662)
Loss on sale from vessels	14	(208)	—	(208)	—
Management fees		—	(286)	—	(816)

		(42,740)	(33,571)	(73,032)	(69,126)

Net operating loss from continuing operations		(14,727)	(7,786)	(14,945)	(25,275)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	12	(15,248)	(12,923)	(27,089)	(21,646)
Interest income		57	113	136	390
Other income, net		10	50	9	43
Change in fair value of derivatives		—	287	—	1,718

Total other expenses, net		(15,181)	(12,473)	(26,944)	(19,495)

Loss from continuing operations		(29,908)	(20,259)	(41,889)	(44,770)

(Loss) / income from discontinued operations	21	(4)	224	147	2,478

Net loss		$(29,912)	$(20,035)	$(41,742)	$(42,292)

(Loss) / earnings per share:
Basic and diluted

Continuing operations		$(4.11)	$(2.84)	$(5.76)	$(6.60)

Discontinued operations		$(0.00)	$0.03	$0.02	$0.37

Total		$(4.11)	$(2.81)	$(5.74)	$(6.23)

Weighted average number of shares:

Basic and diluted		7,286,243	7,133,033	7,273,632	6,780,991

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts expressed in thousands of U.S. dollars except share amounts)

				Additional		Total
		Common	Share	Paid-in	Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Deficit	Equity
Balance at December 31, 2009		6,615	$67	$196,317	$(37,872)	$158,512

Net loss		—	—	—	(94,849)	(94,849)
Issuance of common shares	15, 16	13	0	—	—	0
Shares issued for business
acquisition	5, 16	700	7	5,203	—	5,210
Warrants	11	—	—	4,081	—	4,081
Share-based compensation	15	—	—	2,680	—	2,680

Balance at December 31, 2010		7,328	74	208,281	(132,721)	75,634
Net loss		—	—	—	(41,742)	(41,742)
Issuance of common shares	14	37	0	88	—	88
Share-based compensation	15	373	3	655	—	658

Balance at June 30, 2011 (unaudited)		7,738	$77	$209,024	$(174,463)	$34,638

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(All amounts expressed in thousands of U.S. dollars)

	Six months ended	Six months ended
	June 30,	June 30,
	2011	2010
OPERATING ACTIVITIES:

Net loss	$(41,742)	$(42,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments	45,369	41,010
Loss / (gain) on sale from vessels	208	(2,546)
Payments for dry-docking / special survey costs	(4,479)	(2,737)
Decrease in operating assets	(8,329)	(375)
Increase / (decrease) in operating liabilities	6,336	(4,158)

Net cash used in operating activities	(2,637)	(11,098)

INVESTING ACTIVITIES:
Vessel acquisitions	(23,863)	—
Vessels under construction	(50,162)	(16,497)
Restricted cash for vessel installment payments	5,996	(10,017)
Cash acquired through business acquisition	—	1,561
Other fixed asset acquisitions	(29)	(14)
Proceeds from the sale of vessels	—	17,169

Net cash used in investing activities	(68,058)	(7,798)

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(43,152)	(271,480)
Proceeds from long-term debt	23,605	264,035
Restricted cash for debt repayment	31,993	(5,107)
Proceeds from the sale and leaseback of vessels	26,600	—
Capital lease payments	(3,299)	—
Payments for deferred charges	(516)	(3,213)
Proceeds from issuance of common shares	—	1

Net cash provided by / (used in) financing activities	35,231	(15,764)

Net decrease in cash and cash equivalents	(35,464)	(34,660)
Cash and cash equivalents
Beginning of period	67,531	106,255

End of period	$32,067	$71,595

Supplemental Cash Flow information:
Interest paid	$18,399	$11,615
Issuance of common shares for business combination	$—	$5,210
Issuance of warrants for deferred charges	$—	$1,943
Assets disposed in connection with assumed acquisitions	$—	$8,501
Acquired advances for vessels under construction	$—	$19,727
Acquired other assets / liabilities, net	$—	$23,265
Assets acquired and liabilities assumed under business acquisitions:
- Vessels and other fixed assets, net	$—	$143,808
- Long-term debt	$—	$154,475
- Other assets and liabilities, net	$—	$36
The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
1. DESCRIPTION OF BUSINESS
     NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and, on December 21, 2009, upon receipt of shareholder approval, the Company changed its name to NewLead Holdings Ltd.
     The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.
     On July 27, 2010, NewLead announced that a 1-for-12 reverse share split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse split. In respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:12 ratio for all periods presented. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well. The interim condensed consolidated financial statements for the period ended June 30, 2010 reflect the reverse share split.
     On October 13, 2009, the Company completed an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at June 30, 2011, Grandunion owned approximately 28% of the Company’s shares and, as a result of the voting agreement, controls the vote of approximately 48% of the Company’s outstanding common shares.
     In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s Vice Chairman, President Chief Executive Officer and interim Chief Financial Officer, converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. As a result, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at June 30, 2011 owned approximately 30% of the Company’s outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the issuance of 2.2 million shares, would result in the issuance of an additional 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124,900) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations.
     On April 1, 2010, the Company acquired in the business combination Newlead Shipping S.A. (“Newlead Shipping”), an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry resulting in the Company discontinuing the outsourcing of such services. Newlead Shipping holds the following accreditations:

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policies and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.
Going concern
     Over the past several months, the Company has experienced a decline in its liquidity and cash flows, which has affected, and which management expects will continue to affect, its ability to satisfy the Company’s obligations. Recently, charter rates for product tankers and bulkers have experienced a high degree of volatility. Currently, charter rates for product tankers are significantly lower than applicable historical averages and charter rates for bulkers, after showing signs of stabilization for a period, have declined to historical lows.
     Furthermore, recent economic conditions have caused certain of the Company’s charterers to experience financial difficulties as well. This has resulted in an increase in the time it takes the Company to realize its receivables. In certain instances, the Company’s charterers have been unable to fulfill their obligations under their charters. One of the Company’s charterers, who is chartering two of its vessels, is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing the Company to arrest such charterer’s vessels and/or obtain court orders of attachment on other assets owned by such charterer and/or its affiliated companies on various occasions in order to collect payment. These vessels are chartered out at rates significantly above market, and if the Company is forced to reclaim and re-charter these vessels (which there is no assurance that the Company could do), management expects a significant reduction in the cash flow from these vessels, which in turn would further impair Newlead’s liquidity.
     Furthermore, the Company remains uncertain as to its ability to borrow the remaining $12.8 million approximately of undrawn amounts under the $62.0 million revolving credit facility. Negotiations with the bank are continuing, but there is no assurance that the Company will be able to fully draw down this amount, if at all.
     As of September 27, 2011, management is still exploring financing and other options to increase the Company’s liquidity, including selling certain of its vessels, restructuring the Company’s indebtedness as further described below and/or accessing the capital markets. There is no assurance that the Company will be able to obtain financing or find other means of increasing its liquidity on favorable terms, or at all.
     Certain of the Company’s debt arrangements, including the Facility Agreement, contain covenants that require the Company to maintain certain minimum financial ratios, including a minimum ratio of shareholders’ equity to total assets (starting from the third quarter of 2012), a minimum amount of working capital, and a minimum EBITDA to interest coverage ratio (starting from the third quarter of 2012). The Facility Agreement requires that the Company maintains at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the outstanding loan at all times under such agreement. Moreover, certain of the Company’s other debt arrangements require that the Company maintains at all times a minimum amount of liquidity in the form of cash and cash equivalents equal to at least 5% of the Company’s total outstanding indebtedness. The Company is currently not in compliance with the minimum liquidity requirements under certain loan agreements. Since the Company’s lenders have the right, absent receipt of waivers, to demand at any given time the repayment of its debt, the Company reclassified its long term debt and capital lease obligations as current liabilities in the consolidated balance sheet as of June 30, 2011. The Company previously received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation, and the finalization of the current restructuring discussions. In addition, the adverse change in the Company’s liquidity position, absent receipt of waivers, will have a negative effect on its ability to remain in compliance with such covenants under its other loan agreements and the Company was in breach of the minimum liquidity requirements under various other debt agreements at June 30, 2011.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     In addition, on June 30, 2011, the Company received notification from DVB Bank, as agent of a loan agreement with DVB Bank, Nord LB and Emporiki Bank that the Company is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, the Company managed to reach a resolution to the dispute under the shipbuilding contract and obtain delivery of the newbuilding vessel from the shipyard. On August 12, 2011, FBB-First Business Bank S.A. (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity (the “FBB Vessel Agreement”). The sale agreement was entered into in relation to notices of events of default relating to the loan agreements for the Newlead Prosperity and the Newlead Spartounta and the related ancillary agreements. The Newlead Prosperity was arrested on August 9, 2011 by FBB. The sale of the Newlead Spartounta was successfully concluded and the vessel was delivered to the buyers on September 13, 2011. The net proceeds of $10.1 million have been applied by FBB towards the repayment of the outstanding loans. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. As a result, the corporate guarantees and share pledges in respect of the loans referenced below were cancelled on September 21, 2011 in accordance with the terms of the FBB Vessel Agreement. See Notes 12 and 22 for more information.
     The Company is currently in discussions with its lenders regarding short-term standstill agreements. The Company is also seeking waivers from its lenders to various restrictive covenants to the Company’s debt arrangements and agreements that the lenders will forbear from seeking remedies under their respective debt arrangements. The Company has appointed Moelis & Company and Fried, Frank, Harris, Shriver & Jacobson LLP as its advisors to assist with this process and with restructuring its overall indebtedness. While the Company is hopeful that it will reach an agreement with its lenders on short-term waivers of defaults and on the terms of a restructuring of the Company’s indebtedness, there can be no assurance that the Company will be able to reach an agreement with its lenders under acceptable terms or at all. If the Company is not able to obtain the necessary waivers, short-term standstill agreements and/or restructure its debt, this could lead to the acceleration of the outstanding debt under its debt agreements that contain a minimum liquidity covenant, or any other covenant that may be breached, which would result in the cross acceleration of its other outstanding indebtedness. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness, would have a material adverse effect on the Company’s business operations, financial condition and liquidity.
     All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern.
     Generally accepted accounting principles require that long-term debt and capital lease obligations be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of June 30, 2011, the Company reclassified its long term debt as current liabilities in its consolidated balance sheet since the Company has not received waivers in respect of the covenants that were breached at such time. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
2. SUBSIDIARIES INCLUDED IN THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     NewLead’s subsidiaries included in these interim condensed consolidated financial statements were as follows:

		Country of		Periods that
Company Name		Incorporation	Nature / Vessel Name	vessel operated
1.	Land Marine S.A.	Marshall Islands	Vessel owning company (1)	10/14/2009 — 9/15/2010

2.	Rider Marine S.A.	Marshall Islands	Vessel owning company (2)	10/14/2009 — 4/22/2010

3.	Ostria Waves Ltd.	Marshall Islands	Vessel owning company (3)	10/14/2009 — 9/07/2010

4.	Altius Marine S.A.	Marshall Islands	Newlead Avra	10/14/2009 — 6/30/2011

5.	Fortius Marine S.A.	Marshall Islands	Newlead Fortune	10/14/2009 — 6/30/2011

6.	Ermina Marine Ltd.	Marshall Islands	Vessel owning company (4)	10/14/2009 — 9/07/2010

7.	Chinook Waves Corporation	Marshall Islands	Vessel owning company (5)	10/14/2009 — 4/15/2010

8.	Compass Overseas Ltd.	Bermuda	M/T Newlead Compass	10/14/2009 — 6/30/2011

9.	Compassion Overseas Ltd.	Bermuda	M/T Newlead Compassion	10/14/2009 — 6/30/2011

10.	Australia Holdings Ltd.	Liberia	M/V Australia	10/14/2009 — 6/30/2011

11.	Brazil Holdings Ltd.	Liberia	M/V Brazil	10/14/2009 — 6/30/2011

12.	China Holdings Ltd.	Liberia	M/V China	10/14/2009 — 6/30/2011

13.	Curby Navigation Ltd.	Liberia	M/V Newlead Endurance (6)	6/13/2011 — 6/30/2011

14.	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria	4/01/2010 — 6/30/2011

15.	Grand Venetico Inc.	Marshall Islands	M/V Newlead Venetico	4/01/2010 — 6/30/2011

16.	Grand Oceanos Inc.	Liberia	M/V Grand Oceanos	4/01/2010 — 6/30/2011

17.	Grand Rodosi Inc.	Liberia	M/V Grand Rodosi	4/01/2010 — 6/30/2011

18.	Challenger Enterprises Ltd.	Liberia	M/V Hiona	4/01/2010 — 6/30/2011

19.	Crusader Enterprises Ltd.	Liberia	M/V Hiotissa	4/01/2010 — 6/30/2011

20.	Newlead Shipping S.A.	Panama	Management company	—

21.	Newlead Bulkers S.A.	Liberia	Management company	—

22.	Santa Ana Waves Corporation	Marshall Islands	Vessel owning company (7)	—

23.	Makassar Marine Ltd.	Marshall Islands	Vessel owning company (8)	10/14/2009 — 1/07/2010

24.	Seine Marine Ltd.	Marshall Islands	Vessel owning company (9)	10/14/2009 — 1/20/2010

25.	Vintage Marine S.A.	Marshall Islands	Vessel owning company (10)	—

26.	Jubilee Shipholding S.A.	Marshall Islands	Vessel owning company (10)	—

27.	Olympic Galaxy Shipping Ltd.	Marshall Islands	Vessel owning company (11)	—

28.	Dynamic Maritime Co.	Marshall Islands	Vessel owning company	—

29.	AMT Management Ltd.	Marshall Islands	Management company	—

30.	Newlead Holdings (ex Aries Maritime) (US) LLC	United States of America	Operating company	—

31	Abroad Consulting Ltd.	Marshall Islands	Operating company (12)	—

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

		Country of		Periods that
Company Name		Incorporation	Nature / Vessel Name	vessel operated
32.	Leading Marine Consultants Inc.	Marshall Islands	Operating company	—

33.	Ayasha Trading Corporation	Liberia	M/V Newlead Tomi	12/03/2010 — 6/30/2011

34.	Bethune Properties S.A.	Liberia	Hull N216	—

35.	Grand Esmeralda Inc.	Liberia	M/V Newlead Esmeralda	7/09/2010 — 6/30/2011

36.	Grand Markela Inc.	Liberia	M/V Newlead Markela	7/02/2010 — 6/30/2011

37.	Grand Spartounta Inc.	Marshall Islands	M/V Grand Spartounta (13)	7/02/2010 — 6/30/2011

38.	Newlead Progress Inc.	Marshall Islands	Vessel owning company	—

39.	Newlead Prosperity Inc.	Marshall Islands	M/V Newlead Prosperity (13)	10/01/2010 — 6/30/2011

40.	Grand Affection S.A.	Marshall Islands	Hull 4023	—

41.	Grand Affinity S.A.	Marshall Islands	Hull 4029 (14)	—

42.	Newlead Stride Inc.	Marshall Islands	Vessel owning company	—

43.	Grand Victoria Pte Ltd.	Singapore	Vessel owning company	—

44.	Newlead Bulker Holdings Inc.	Marshall Islands	Sub-holding company	—

45.	Newlead Tanker Holdings Inc.	Marshall Islands	Sub-holding company	—

46.	Mote Shipping Ltd.	Malta	Vessel owning company (15)	—

47.	Statesman Shipping Ltd.	Malta	Vessel owning company (15)	—

48.	Trans Continent Navigation Ltd.	Malta	Vessel owning company (15)	—

49.	Trans State Navigation Ltd.	Malta	Vessel owning company (15)	—

50.	Bora Limited	British Virgin Islands	Vessel owning company (15)	—

1)	M/T High Land was sold on September 15, 2010. The company was dissolved on September 21, 2011.

2)	M/T High Rider was sold and delivered to its new owners on April 22, 2010. The company was dissolved on September 21, 2011.

3)	M/T Ostria was sold on September 7, 2010. The company was dissolved on September 21, 2011.

4)	M/T Nordanvind was sold on September 7, 2010.

5)	M/T Chinook was sold and delivered to its new owners on April 15, 2010.

6)	On March 30, 2010, NewLead acquired Curby Navigation Ltd., a company which was incorporated on December 30, 2009.

7)	The company was dissolved on November 9, 2010.

8)	M/V Saronikos Bridge was sold on January 7, 2010. The company was annulled on July 28, 2011 and is in process to be dissolved.

9)	M/V MSC Seine was sold on January 20, 2010.

10)	These companies were dissolved on September 21, 2011.

11)	The company was annulled on July 28, 2011 and is in process to be dissolved.

12)	The company was dissolved on June 15, 2010.

13)	On August 12, 2011, First Business Bank (“FBB”) and NewLead entered into a sale agreement for two vessels, the Newlead Prosperity and the Newlead Spartounta, which were sold on September 13, 2011 and September 20, 2011, respectively. Refer to Note 22 for more details.

14)	On July 28, 2011, Hull 4023, named the Navios Serenity, was delivered from a Korean shipyard (Refer to Note 22 for more details).

15)	Vessels M/T High Land, M/T High Rider, M/T Altius. M/T Fortius and M/T Ostria were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd, Trans State Navigation Ltd and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007, respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004, respectively.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation:
     The accompanying interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
     The accompanying interim condensed consolidated financial statements of NewLead are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, NewLead’s condensed consolidated financial position as of June 30, 2011 and the condensed consolidated results of operations for the six months ended June 30, 2011 and 2010. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in NewLead’s Annual Report on Form 20-F for the year ended December 31, 2010. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements.
     The interim condensed consolidated financial statements for the period ended June 30, 2010 reflect the consolidated financial position, results of operations and cash flows of the 20 vessel-owning subsidiaries, three of which were contributed by Grandunion and six of which were acquired through the business combination occurred in April 2010.
     The interim condensed consolidated financial statements for the period ended June 30, 2011, reflect the consolidated financial position, results of operations and cash flows of the 26 vessel-owning subsidiaries, including one newbuilding vessel which started its operations in the second quarter 2011.
     Furthermore, certain other subsidiaries are included in the condensed consolidated financial statements, as described in Note 2.
Principles of Consolidation:
     The accompanying interim condensed consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.
     The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
     All inter-company balances and transactions have been eliminated upon consolidation.
Use of Estimates:
     The preparation of condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Trade Receivables, Net and Other Receivables:
     The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written-off in the year in which they are identified. The allowance for doubtful accounts at June 30, 2011 and December 31, 2010 amounted to $1,418 and $1,410, respectively, and relates to continuing and discontinued operations. The increase of trade receivables, net as of June 30, 2011, compared to December 31, 2010, is mainly attributable to one of the Company’s charterers, who is chartering two vessels, and is having difficulty performing its obligations and, since the end of March 2011, has been late on a number of payments causing the Company to arrest such charterer’s vessels and/or obtain court orders of attachment on other assets owned by such charterer and/or by such charterer’s affiliated companies on various occasions in order to collect payment (refer to Note 1 for more details). Other receivables relate to claims for hull and machinery and loss of hire insurers.
Vessels and Other Fixed Assets, net:
     Vessels are stated at cost less accumulated depreciation and impairment losses. Cost consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Vessels acquired through an asset acquisition or through a business combination are stated at fair value. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.
     Depreciation of a vessel is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value of the vessel. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Company’s vessels to be at a range of 25 to 30 years from the date of its initial delivery from the shipyard.
     However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.
     Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of operations.
     Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	5 years
Computer equipment and software:	5 years
Accounting for Special Survey and Dry-docking Costs:
     The Company’s vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined.
     Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Impairment of Long-lived Assets:
     The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.
     The Company concluded that events and circumstances had changed periodically that may indicate the existence of a potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of long-lived assets: (i) during the period ended June 30, 2010; (ii) as of December 31, 2010 and (iii) as of June 30, 2011. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number factors for the remaining life of the vessel: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) the most recent ten-year average historical one-year time charter rates, (c) current market conditions and (d) the respective vessel’s age as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience.
     The Company’s assessment included its evaluation of the estimated fair values for each vessel (obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments) compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. During the six month period ended June 30, 2010, when certain vessels were disposed of, and as of June 30, 2010, the Company tested its vessels for impairment, which resulted in an impairment loss of $15,662 from continuing operations. The Company’s impairment analysis as of June 30, 2011 resulted in an impairment loss of $13,459 from continuing operations for the six months ended June 30, 2011, mainly relating to the expected disposal of the Newlead Spartounta and the Newlead Prosperity.
Goodwill:
     Goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds its implied fair value.
     The Company evaluates goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a discounted cash flow analysis.
     If the fair value of the reporting unit exceeds its carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds its fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds its implied fair value, then a goodwill impairment is recognized by writing the goodwill down to the implied fair value. As of December 31, 2010, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment loss of $18,726. Due to the deterioration of the Company’s financial conditions in 2011 (refer to Note 1), the Company performed an interim goodwill impairment analysis as of June 30, 2011 and no impairment loss was recognized (refer to Note 6 for the test details).

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Backlog asset/Deferred charter revenue:
     Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the time or bareboat charters assumed based on the market value at the time a vessel is acquired.The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of a charter with similar characteristics, the difference is recorded as a backlog asset. When the net present value of the time or bareboat charter assumed is lower than the current fair value of a charter with similar characteristics, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired.
Leases:
     Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company. The current portion of capitalized lease obligations are reflected in the balance sheet in “Capital lease obligations, current” and remaining long-term capitalized lease obligations are presented as “ Capital lease obligations, non-current”. Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office and warehouse rental expense is recorded in “General and administrative expenses” in the consolidated statements of operations.
Accounting for Revenue and Expenses:
     The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, then revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.
     Profit sharing represents the Company’s portion of the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers. Such profit sharing is recognized in revenue when mutually settled.
     Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.
     Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
4. RECENT ACCOUNTING PRONOUNCEMENTS
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The Company adopted the new guidance effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which were effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have a significant impact on the Company’s consolidated financial statements.
ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)
     In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The Company does not expect the adoption of the Accounting Standards update will have a material impact on the Company’s consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Fair Value Measurement
     In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets; and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor), instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on the Company’s consolidated financial statements.
Presentation of Comprehensive Income
     In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
5. BUSINESS COMBINATION
     On April 1, 2010, NewLead completed the 100% acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between NewLead and Grandunion. Newlead Bulkers S.A., or Newlead Bulkers, is a subsidiary of Newlead Shipping that was acquired as part of this transaction, and provides technical and commercial management services to the Company’s dry bulk vessels. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161,000 of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5,310 which consisted of $100 in cash, as well as 700,214 common shares (the “Shares”) to Grandunion, reflecting the 737,037 Shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The Company valued the Shares issued at $7.44 per common share, which represents the market price less a discount for the Lock-Up Agreement described below. The Shares were subject to a Lock-Up Agreement, dated April 1, 2010, pursuant to which the Shares were restricted from disposition or any other transfer for the one year period which ended April 1, 2011.
     The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair value on
acquisition date
Cash and cash equivalents	$1,661
Trade and other receivables, net	1,342
Inventories	349
Prepaid expenses	950
Backlog asset	9,833
Vessels	143,808
Restricted cash	34

Total assets	157,977

Accounts payable	7,417
Accrued liabilities	1,105
Deferred income	352
Due to related parties, net	547
Deferred charter revenue	3,051
Bank debt	154,475

Total liabilities	166,947

Fair value of net assets/(liabilities)	(8,970)

Fair value of additional consideration	5,310

Goodwill	$14,280

     The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) and recorded in the line “Goodwill” in the Company’s consolidated balance sheet. Goodwill has been allocated to the dry and wet segments, based on the fair values of the vessels, at approximately 52% and 48%, respectively. The goodwill balance arose primarily as a result of the synergies existing within the acquired business and also the synergies expected to be achieved as a result of combining the six vessels and Newlead Shipping and its subsidiaries with the rest of the Company.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     Direct acquisition costs of approximately $1,300 were fully expensed.
     The following paragraph includes pro forma consolidated financial information and reflects the results of operations for the six month period ended June 30, 2010, as if the acquisition had been consummated as of January 1, 2010 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of Janauary 1, 2010. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the six vessels and the two management companies are included in the condensed consolidated financial statements of the Company only from the date of the acquisition.
     If the business combination had taken place on January 1, 2010, the Company’s operating revenues would have been approximately $53,500 for the six month period ended June 30, 2010, and net loss would have been approximately $54,600, including $2,478 gain from discontinued operations. The contribution of this business combination since the acquisition date until June 30, 2010 was as follows: (a) approximately $10,000 in operating revenues and (b) approximately $17 in net loss.
6. GOODWILL
     Goodwill is comprised of the goodwill resulted from the 2009 recapitalization described in Note 1 and the business combination described in Note 5.
     As of December 31, 2010, the Company performed its annual goodwill impairment analysis and recorded a non-cash goodwill impairment loss of $18,726. Due to the deterioration of the Company’s financial conditions in 2011 (refer to Note 1), the Company performed an interim goodwill impairment analysis as of June 30, 2011. Prior to the performance of the impairment test, goodwill at the wet and dry reporting units amounted to $53,966 and $27,624, respectively, as of June 30, 2011 ($72,692 and $27,624, respectively, prior to the impairment test as of December 31, 2010). The Company evaluated goodwill for impairment using a two-step process. First, the aggregate fair value of the reporting unit was compared to its carrying amount, including goodwill. The Company determines the fair value based on discounted cash flow analysis. The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, and using judgments and assumptions that management believes were appropriate in the circumstances. The future cash flows from operations were determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days based on a combination of NewLead’s remaining charter agreement rates and the most recent 10-year average historical one year time charter rates available for each type of vessel, by applying a discount factor to the latter rates to reflect the ability of the vessels to earn such charter rates according to their age in the future. Expenses are forecasted with reference to the historic absolute and relative levels of expenses the Company has incurred in generating revenue in each reporting unit, and operating strategies and specific forecasted operating expenses to be incurred, are forecasted by applying an inflation rate of 2% considering the economies of scale due the Company’s growth. The weighted average cost of capital (WACC) used was 9%.
     June 30, 2011 test results: Under the first step, the fair value of the dry and wet reporting units exceeded their carrying amounts thus no impairment existed and the Company did not proceed to step two. As a result, the Company did not record any impairment loss related to goodwill during the six month period ended June 30, 2011.
     December 31, 2010 test results: Under the first step, the fair value of the dry reporting unit exceeded its carrying amount thus no impairment existed and the Company did not proceed to step two. On the contrary, the carrying amount of the wet reporting unit exceeded its fair value, and, therefore, the Company performed the second step in order to determine the implied fair value of the wet reporting unit’s goodwill and compare it with its carrying amount. The carrying amount of the goodwill of $72,692 exceeded its implied fair value of $53,966. As a result, the Company recorded an impairment loss related to goodwill of the wet reporting unit of $18,726 during the year ended December 31, 2010.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The reconciliation of the carrying amount of Goodwill as of June 30, 2011 and December 31, 2010, respectively, was as follows:

Balance at December 31, 2009	$86,036
Goodwill acquired during the year (Note 5)	14,280
Impairment losses	(18,726)
Balance at December 31, 2010	$81,590

Balance at June 30, 2011	$81,590

7. RESTRICTED CASH

	As of	As of
	June 30,	December 31,
	2011	2010
Minimum Liquidity	$250	$250
Retention of proceeds from sale of vessels	—	1,323
Letters of guarantee for hull and vessels	5,036	11,033

Short term restricted cash accounts	5,286	12,606

Retention of proceeds from sale of vessels	—	30,669
Letters of guarantee	31	31

Long term restricted cash accounts	31	30,700

	$5,317	$43,306

     The decrease in restricted cash is mainly attributable to the fact that in January 2011, the Company used $31,992 of the retained proceeds received from the sale of the five non-core vessels, the High Rider, the High Land, the Chinook, the Ostria and the Nordanvind, to partially repay the Syndicate Facility Agreement. Moreover, during January 2011, the Company used a letter of guarantee amounting to approximately $6,000 for the acquisition of the Newlead Prosperity.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
8. BACKLOG ASSET / DEFERRED CHARTER REVENUE
     The movement of the backlog asset and the deferred charter revenue as of June 30, 2011 were as follows:

		Deferred
	Backlog Asset	Charter Revenue

Balance at December 31, 2009	$5,528	$—

Business combination (Note 5)	9,833	3,051
Additions	53,186	710
Amortization	(13,890)	(3,194)

Balance at December 31, 2010	54,657	567

Amortization	(4,738)	(235)

Balance at June 30, 2011	$49,919	$332

Current	$7,821	$332
Non-current	$42,098	$—

     Future amortization expense in aggregate will be $7,821, $7,871, $6,242, $6,242 and $4,732 over the next five years, respectively, and $17,011 thereafter. Future amortization income of deferred charter revenue in aggregate will be $332 over the next year.
9. VESSELS UNDER CONSTRUCTION
     Vessels under construction were as follows as of June 30, 2011:

		Post-
	Kamsarmax	Panamax	Handysize
	Vessels	Vessel	Vessels	Total
Balance January 1, 2010	$—	$—	$—	$—
Additions to vessels under construction	50,254	7,798	18,226	76,278
Transfer to vessels’ cost	(44,025)	—	—	(44,025)

Balance December 31, 2010	$6,229	$7,798	$18,226	$32,253

Additions to vessels under construction	11,569	30,910	7,683	50,162
Transfer to vessels’ cost	—	(38,708)	—	(38,708)

Balance June 30, 2011	$17,798	$—	$25,909	$43,707

     On March 30, 2010, the Company entered into a Stock Purchase Agreement for the purchase of a 92,000 deadweight ton (“dwt”) newbuild Post-Panamax vessel from a first-class shipyard in South Korea for $37,000. The vessel, named the Newlead Endurance, was delivered in June 2011.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
10.VESSELS AND OTHER FIXED ASSETS, NET
     On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. On April 22, 2010, the Company sold the High Rider to an unrelated third party for an aggregate purchase price resulting in gross proceeds to the Company of approximately $6,700. The gain on the sale of the High Rider amounted to $49.
     In July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings, from Grandunion. Pursuant to the purchase agreement, the entire transaction, which was an asset acquisition, aggregated to approximately $147,000, which included assumption of bank debt, other liabilities, net and newbuildings’ commitments assumed. The fair values acquired consisted of vessels of $58,110, vessels under construction of $9,588, backlog assets of $25,509, a deferred charter revenue liability of $710, bank debt of $86,368, purchase option liabilities of $3,973 and net other liabilities of $2,156.
     In September 2010, the Company sold to unrelated third parties the Ostria and the Nordanvind, for total gross consideration of approximately $16,300, resulting in an aggregate gain on the sale of the vessels of $1,045. Also, in September 2010, the Company sold the High Land for a gross consideration of approximately $4,500. The gain on the sale of the vessel amounted to $74.
     During the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2003 built, 34,682 dwt, Handysize dry bulk vessel. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and was initially bareboat chartered until March 15, 2011, with an obligation to conclude the purchase latest by the end of the charter period. By an addendum signed on March 11, 2011 the parties agreed to extend initially the charter period until April 8, 2011, while by a second addendum signed on April 7, 2011, the charter period was extended until May 6, 2011. On May 10, 2011, the Company completed the acquisition of the vessel. Total consideration for the acquisition of this vessel was approximately $24,500. An amount of $11,921 represented the loan financing for the Newlead Prosperity acquisition, which was obtained from FBB on May 9, 2011, presented in “Other non-current liabilities” in the balance sheet as of December 31, 2010. Due to the breach of covenants described in Notes 1 and 12, the Company reclassified its long term debt as of June 30, 2011, including the loan financing of $11,921 from FBB, as current liabilities. On August 12, 2011, FBB and NewLead entered into a sale agreement for two vessels, the Newlead Prosperity and the Newlead Spartounta. For more details, refer to Note 22 below.
     The table below presents the movement of “Vessels and Other Fixed Assets, Net” as of June 30, 2011:

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

			Dry docking
		Leased	& special	Other fixed
Cost	Vessels	Vessels	survey	assets	Total
Balance at December 31, 2009	$400,660	$—	$7,100	$—	$407,760

Business combination	143,050	—	—	758	143,808
Additions	82,711	—	3,548	76	86,335
Transfer from Vessels Under
Construction	44,025	—	—	—	44,025
Disposals	(34,338)	—	(1,332)	—	(35,670)
Transfers from Vessels to Leased Vessels	(87,291)	87,000	—	—	(291)

Balance at December 31, 2010	548,817	87,000	9,316	834	645,967

Additions	863	—	4,478	29	5,370
Transfer from Vessels Under Construction	—	38,708	—	—	38,708

Loss on sale and leaseback	—	(208)	—	—	(208)

Balance at June 30, 2011	$549,680	$125,500	$13,794	$863	$689,837

Accumulated Depreciation and Amortization

Balance at December 31, 2009	$(152,607)	$—	$(2,038)	$—	$(154,645)

Depreciation and Amortization
for the year	(26,139)	(841)	(2,781)	(408)	(30,169)
Impairment loss (Note 3)	(15,662)	—	—	—	(15,662)
Accumulated Depreciation of
Leasedback Vessels	8,104	—	—	—	8,104
Disposals	1,664	—	157	—	1,821

Balance at December 31, 2010	(184,640)	(841)	(4,662)	(408)	(190,551)

Depreciation and Amortization for the period	(13,944)	(3,962)	(1,856)	(175)	(19,937)
Impairment loss (Note 3)	(11,311)	—	(2,148)	—	(13,459)

Balance at June 30, 2011	$(209,895)	$(4,803)	$(8,666)	$(583)	$(223,947)

Net book value — December 31, 2009	$248,053	$—	$5,062	$—	$253,115

Net book value —December 31, 2010	$364,177	$86,159	$4,654	$426	$455,416

Net book value —June 30, 2011	$339,785	$120,697	$5,128	$280	$465,890

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
11. DEFERRED CHARGES, NET
     The movement of the deferred charges, net, as of June 30, 2011 is as follows:

	Financing
	Costs	Other Costs	Total
Net Book Value at December 31, 2009	$6,831	$—	$6,831

Additions	9,778	255	10,033
Amortization	(2,368)	—	(2,368)
Write-offs	(1,360)	—	(1,360)
Transfer to Vessels Under Construction	(96)	—	(96)

Net Book Value at December 31, 2010	$12,785	$255	$13,040

Additions	622	80	702
Amortization	(1,489)	—	(1,489)
Write-offs	—	(335)	(335)
Transfer to Vessels Under Construction	(41)	—	(41)

Net Book Value at June 30, 2011	$11,877	$—	$11,877

Current	11,877	—	11,877
Non-current	—	—	—
     Total fees for the loans the Company entered during the year ended December 31, 2010 in connection with the business combination amounted to $4,169 and have been recorded as deferred charges and will be amortized over the life of the related facility. Of such fees, $3,213 was paid in cash and an amount of $956 represents the fair value of 112,500 warrants with a strike price of $3.00 and contractual term of 10 years.
     Total fees paid for the loans related to the acquisition of five dry bulk vessels completed in July 2010 amounted to $2,180 and have been recorded as deferred charges and will be amortized over the life of the related facility. Of such fees, $2,148 was paid in cash.
     Total fees of $436 for the six month period ended June 30, 2011 relate mainly to the financing costs of the Newlead Endurance.
     The unamortized amount of loan related financing costs of $9,847 may be required to be written-off in the event that a waiver or restructuring of terms cannot be negotiated and the related loans are either redeemed or otherwise extinguished.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
12. LONG-TERM DEBT
     Below is a summary of the long-term portion and current portion of long-term debt as at June 30, 2011 and December 31, 2010:

	June 30, 2011			December 31, 2010
		Current portion of			Current portion
Description	Long-term	long-term	Total	Long-term	of long-term	Total
Syndicate Facility Agreement	$—	$149,522	$149,522	$177,062	$7,639	$184,701
Marfin Credit Facilities	—	48,970	48,970	48,970	—	48,970
West LB Bank Credit Facility	—	26,000	26,000	24,875	1,500	26,375
Piraeus Bank Credit Facilities	—	76,350	76,350	71,700	7,950	79,650
Kamsarmax Syndicate Facilities Agreements	—	58,351	58,351	49,203	3,297	52,500
FBB Credit Facility	—	33,672	33,672	20,150	3,200	23,350
EFG Eurobank Credit Facility	—	12,085	12,085	11,035	2,100	13,135
Handysize Syndicate Facility Agreement	—	23,318	23,318	18,047	1,087	19,134

Ending Balance	$—	$428,268	$428,268	$421,042	$26,773	$447,815

     As of June 30, 2011, the Company was not in compliance with certain of its covenants. Since the Company’s lenders have the right, absent receipt of waivers, to demand at any given time the repayment of its debt, the Company reclassified its long term debt as of June 30, 2011 as current liabilities in its condensed consolidated balance sheet.
(a) Syndicate Facility Agreement
     Prior to the recapitalization on October 13, 2009, the Company was in default of its $360,000 fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221,400. As part of the recapitalization, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.
     The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2,000 each, and a sum of $163,430 (comprising of an installment of $2,000 and a balloon repayment of $161,430) due in October 2014. In January 2010, the Company paid to the bank an aggregate amount of $9,000 after receiving the proceeds from the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. In January 2011, the Company paid an aggregate amount of $31,992 after the proceeds received from the sale of the five non-core vessels, the High Rider, the High Land, the Chinook, the Ostria and the Nordanvind. Giving effect to the application of these sale proceeds, the quarterly installments have been reduced to approximately $1,593 each, and a sum of $128,814 (comprised of a repayment installment of $1,593 and a balloon repayment of $127,221) due in October 2014. As of June 30, 2011, the outstanding balance was $149,522 and the effective interest rate was 3.69%.
     On April 26, 2010, the Company entered into a Supplemental Deed (the “Deed”) relating to this term Facility Agreement. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among the Company and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount that must be maintained under the original Deed may be applied to prepay sums outstanding under the original loan without triggering an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and will be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.
     The Company’s obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company subsequently acquires to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings and insurance procceds from the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.
     Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 50%;

•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.
     As a result of the recapitalization, new financial covenants were put in place. Except for the working capital (as defined in the loan facility) and the minimum liquidity covenants, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy.
     The following are the financial covenants to which the Company must adhere as of the end of each fiscal quarter, under the new Facility Agreement:
•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:
(a)	25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b)	30% from the financial quarter ending September 30, 2013 onwards.
•	the Company must maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	the Company must maintain a minimum requirement equal to at least 5% of the outstanding loan; and

•	the Company’s ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;
(a)	2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b)	2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.
(b) Marfin Credit Facilities
     The Company assumed a $37,400 credit facility in relation to the three vessels transferred from Grandunion as part of the recapitalization in the fourth quarter of 2009. The $37,400 credit facility was originally payable in 20 consecutive quarterly installments of $1,560 and a $6,200 balloon repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize the Company’s cost of capital. The Company was paying a 1% commitment fee on the undrawn amount.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     On May 6, 2010, the Company refinanced this credit facility with a new credit facility. Specifically, the Company entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65,280, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping and Newlead Bulkers, which consolidated the Company’s existing $37,400 credit revolving facility in connection with the three vessels transferred to it as part of the recapitalization in October 2009 and the initial facility of $35,000 for the Grand Rodosi. The new credit facility was payable in 12 quarterly installments of $1,885 followed by 20 quarterly installments of $2,133 and would have been due in May 2018. Borrowings under this loan facility bore an approximate effective interest rate, including the margin, of 5.7%; of the $65,280 total loan $32,560 and bore interest at a floating rate, which would have been approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin) while $32,720 bore interest at a rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility included financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of the fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 and onwards; (ii) Company’s working capital, on a consolidated basis on each financial quarter, (as defined in the loan facility) must not be less than zero dollars ($0); (iii) the Company must maintain a minimum liquidity requirement equal to at least five percent of the outstanding loan; and (iv) the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis must be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 and onwards.
     The Company assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23,000. The loan was payable in 12 quarterly installments of $100 followed by a $21,800 payment due in October 2013. Borrowings under this loan facility bore an effective interest rate of LIBOR plus a 3.75% margin). The loan facility included financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the fleet to the market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending June 30, 2013 onwards; (ii) the Company’s working capital, on a consolidated basis on each financial quarter, (as defined in the loan facility) must not be less than zero dollars ($0); (iii) the Company must maintain the minimum liquidity requirement equal to at least five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis of no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards. As of the date of assumption, the outstanding balance on such loan facility was $23,000.
     Both loan facilities noted above terminated on November 23, 2010 and their outstanding balances of $44,113 and $22,900, respectively, were fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date (for more details about this transaction refer to Note 14).
     On December 10, 2010, the Company entered into a Loan Agreement with Marfin Egnatia Bank for a new reducing revolving credit facility of up to $62,000, in order to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility limit is being reduced by 10 quarterly installments of $100 during the course of the term. Moreover, the provisions of the agreement include a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.6%: the floating portion of the approximately $49,000 drawn to date is approximately $19,400 and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin), while the fixed portion drawn is $29,600 and bears an interest rate of 7.6% (assuming a current fixed swap rate of 4.1% plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of its fleet to its market value, must be no less than: (a) 25% from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 30% from the financial quarter day ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) the maintenance of minimum liquidity equal to at least five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until the financial quarter day ending June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending June 30, 2013 onwards. As of June 30, 2011, the outstanding balance on such loan facility was $48,970.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
(c) West LB Bank Credit Facility
     On April 1, 2010, the Company assumed a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27,500 in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $375, followed by 15 quarterly installments of $475 and a balloon payment of $12,875. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.6% (assuming current LIBOR of 0.327%, plus a 3.25% margin).
     The applicable margin is calculated as follows: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) if the Company is in compliance with the value to loan ratio, 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if the Company is not in compliance with the value to loan ratio, 100% of the excess cash must be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125% thereafter. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30% thereafter; (ii) a minimum liquidity equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) must be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. On June 4, 2010, the Company further novated, amended and restated this Loan Agreement. The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of June 30, 2011, the Company was not in compliance with the minimum liquidity requirement under this loan agreement and is seeking waivers in respect of such non-compliance. The Company previously received notification from West LB that there is formal credit approval for the temporary waiver of the minimum liquidity covenant through March 31, 2012. This temporary waiver is subject to the execution of formal documentation, and the finalization of the current restructuring discussions. See Note 1 above. As of June 30, 2011, the outstanding balance was $26,000.
(d) Piraeus Bank Credit Facilities
     On April 1, 2010, the Company assumed a Loan Agreement with Piraeus Bank, dated March 19, 2008, supplemented by a First Supplemental Agreement, dated February 26, 2009, and a Second Supplemental Agreement, dated March 31, 2010, for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1,500, followed by four quarterly installments of $1,250, followed by 19 quarterly installments of $1,125 and a balloon payment of $37,225 due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) the minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60,000, although the Company is not subject to such covenant through the period ending December 31, 2011;

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
(ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although the Company is not subject to such covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although the Company is not subject to such covenant through the period ending February 28, 2012.
     As of June 30, 2011, the outstanding balance was $58,600.
     On April 1, 2010, the Company also assumed a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. The loan facility is payable in one quarterly installment of $850, followed by six quarterly installments of $800, followed by seven quarterly installments of $750, and a balloon payment of $10,100 due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.327%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) the minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, must not be less than $60,000, although the Company is not subject to the covenant through the period ending December 31, 2011; (ii) the maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, must not be more than 75%, although the Company is not subject to this covenant through the period ending December 31, 2011; (iii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be at least 130% during the period the loan facility remains outstanding, although the Company is not subject to the covenant through the period ending February 28, 2012. As of June 30, 2011, the outstanding balance was $17,750.
(e) Kamsarmax Syndicate Facility Agreements
     On April 15, 2010, the Company assumed two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66,700 and is payable in 20 quarterly installments of $1,520 and a final payment of $36,300 due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $34,167 while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.
     The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation is for $13,300 and is payable in 20 quarterly installments of $130 and a final payment of $10,700 due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuilding vessel referred to as Hull N213) and the final delivery date (with respect to the newbuilding vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated based on the security coverage. For a security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date of April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date of October 15, 2015. The notional amount is $13,333 while the fixed rate of 4.0% is linked to the three-month U.S. dollar LIBOR reference rate.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     Both facility agreements include financial covenants, all as described in the loan facilities including: (i) the security coverage must be at least 115% up to and including the second anniversary of final delivery date, 120% up to the third anniversary date, 125% up to the fourth anniversary date and 130% thereafter; (ii) the minimum liquidity of the corporate guarantor, during the period the loan facility remains outstanding, must be equal to at least 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than; (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio must not be less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of June 30, 2011, the Company was not in compliance with the minimum liquidity requirement under these loan agreements and is seeking waivers in respect of such non-compliance. See Note 1 above. As of June 30, 2011, the outstanding balance of both loans was $58,351.
(f) First Business Bank (FBB) Credit Facility
     On July 2, 2010, the Company assumed a Loan Agreement with FBB, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010, and further supplemented by a Second Supplemental Agreement dated May 9, 2011 (as amended, the “FBB Spartounta Loan Agreement”), for a loan facility of up to $24,150, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $800 followed by a $8,950 payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.3% (assuming current LIBOR of 0.327%, plus a 4.0% margin). This loan facility includes, among other things, a value to loan ratio that must at all times be at least 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility also includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial year ending December 31, 2012, although the Company is not subject to such covenant for the period through December 31, 2012, and which increases to 30%, annually thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding , although the Company is not subject to such covenant through December 31, 2012; (iii) working capital (as defined in the loan facility) must not be less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) the minimum interest coverage ratio (as defined in the loan facility), on a trailing four financial quarter basis must be at least 2:1 as at December 31, 2012, although the Company is not subject to such covenant through December 31, 2012, and must be at least 2.5:1 as at December 31, 2013 and annually thereafter.
     On August 9, 2011, the Company received a notice of an event of default from FBB relating to the FBB Spartounta Loan Agreement and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, $21.7 million of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by the Company to pay an installment of approximately $0.7 million due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of $21.8 million, were immediately due and payable. On August 9, 2011, FBB arrested the Newlead Prosperity.
     As of June 30, 2011, the outstanding balance of the loan was $21,750.
     On May 9, 2011, the Company entered into a Loan Agreement with FBB for a loan facility of up to $12,000, in relation to the Newlead Prosperity (as amended, the “FBB Prosperity Loan Agreement”), of which $11,921 has been drawn. The loan is payable in one balloon payment due in May 2013, unless the Company proceeds with a successful raising of equity of at least $40,000 upon completion of which the loan must be prepaid in full. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 7.3% (assuming current LIBOR of 0.327%, plus a 7.0% margin). This loan facility, includes, among other things, a value to loan ratio that must be at least 120% from January 1, 2013 until maturity date and financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 30% only for the financial year ending December 31, 2013; (ii) liquidity of not less than 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding, , although the Company is not subject to such covenant throughout December 31, 2012; (iii) working capital (as defined in the loan facility) to be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) a minimum interest coverage ratio (as defined in the loan facility), on a financial year basis of 2.5:1, only for the financial year ending December 31, 2013. As of June 30, 2011, the outstanding balance of the loan was $11,921.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     On August 12, 2011, the Company received a notice of an event of default from FBB relating to the FBB Prosperity Loan Agreement and certain ancillary agreements to the FBB Prosperity Loan Agreement. As of August 12, 2011, $11.9 million of principal was outstanding under the FBB Prosperity Loan Agreement. The notice alleged events of default under the FBB Prosperity Loan Agreement due to, among other things, the arrest of the Newlead Prosperity, which occurred on August 9, 2011. The notice further provided that, as a result of such events of default, the FBB Prosperity Loan Agreement was terminated and that all amounts due under the FBB Prosperity Loan Agreement, including interest and default interest, in the aggregate amount of $11.9 million, were immediately due and payable.
     On August 12, 2011, in connection with the notices of events of default under the FBB Spartounta Loan Agreement and the FBB Prosperity Loan Agreement, the Company entered into a sale agreement for two vessels, the Newlead Prosperity and the Newlead Spartounta, with FBB. See Note 22 for more details.
(g) EFG Eurobank Credit Facility
     On July 9, 2010, the Company assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32,000, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1,130 to the initial outstanding amount of $14,790. The loan is payable in 15 quarterly installments of $525 followed by a $5,785 payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.1% (assuming current LIBOR of 0.327%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on the June 30, 2011.
     The loan facility includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be at least 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; and (iii) the minimum interest coverage ratio (as defined in the loan facility) must be equal to at least 2:1 for the period from January 1, 2013 until December 30, 2013, and must be at least 2.5:1 thereafter. As of June 30, 2011, the outstanding balance of the loan was $12,085.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
(h) Handysize Syndicate Facility Agreement
     On July 9, 2010, the Company assumed a Loan Agreement signed with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a First Supplemental Agreement, dated July 14, 2010, a Second Supplemental Agreement, dated November 9, 2010, and a Third Supplemental Agreement, dated, December 15, 2010, for a loan facility of up to $48,000, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $362.5 followed by 12 quarterly installments of $387.5 followed by 15 quarterly installments of $400, with the last installment payable together with the $9,000 balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $362.5, followed by 12 quarterly installments of $387.5, followed by 10 quarterly installments of $400, with the last installment payable together with the $11,000 of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.327%, plus a 3.0% margin). As of the date of assumption, the outstanding balance on such loan facility was $14,100. The loan facility, includes, among other things, financial covenants including: (i) the minimum market adjusted equity ratio (as defined in the loan facility) must be equal to at least 25% for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity must be equal to at least 5% of the total debt during the period the loan facility remains outstanding; (iii) the ratio of EBITDA to interest payable (as both are defined in the loan facility), on a trailing four financial quarter basis must be equal to at least 2:1 for the financial quarter day ending June 30, 2012 until the financial quarter day ending June 30, 2013, and must be equal to at least 2.5:1 thereafter; (iv) at least $5,000 of free cash must be maintained at all times; and (v) working capital (as defined in the loan facility) must be no less than zero dollars ($0) at each quarter end. The loan facility also includes, among other things, a value to loan ratio (as defined in the loan facility) that must at all times be equal to at least 110% over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing 100% of the excess cash flow (as defined in the loan facility) for the period commencing on the delivery date of each vessel until the relevant balloon amount is reduced to $3,000 and 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $500 (applicable after each vessel’s respective deliveries). On June 30, 2011, the Company received notification from DVB Bank, as agent of the loan agreement, that it is in breach of certain covenants in its loan agreement, with regard to a dispute under the shipbuilding contract to which the loan relates. In July 2011, we managed to reach a resolution to the dispute under the shipbuilding contract and obtain delivery of the newbuilding vessel from the shipyard. As of June 30, 2011, the outstanding balance of the loan was $23,318.
     The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Interest expense	$9,728	$8,454	$16,382	$13,044
Amortization of deferred charges	1,085	610	1,824	901
Amortization of the beneficial
conversion feature (Note 13)	3,601	3,601	7,162	7,162
Other expenses	834	258	1,721	539

	$15,248	$12,923	$27,089	$21,646

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The effective interest rate at June 30, 2011 was approximately 5.15% per annum (June 30, 2010: 6.21%). Capitalized interest for the three and the six month period ended June 30, 2011 amounted to $547 and $1,320, respectively ($306 for the 2010 relevant periods).
     As at June 30, 2011, repayments of the long-term debt, as described in the loan agreements, and assuming that the covenants of the respective loan agreements will be met, are as follows:

June 30, 2012	$27,980
June 30, 2013	90,695
June 30, 2014	43,801
June 30, 2015	160,450
June 30, 2016	76,949
Thereafter	28,393

$428,268

     Since the Company was not in compliance with certain of its covenants and its lenders have the right, absent receipt of waivers, to demand at any given time the repayment of its debt, the Company reclassified its long term debt as of June 30, 2011 as current liabilities in its condensed consolidated balance sheet.
13. SENIOR CONVERTIBLE 7% NOTES
     In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes (“7% Notes”) due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s Vice Chairman, President, Chief Executive Officer and interim Chief Financial Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.
     In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at June 30, 2011.
     The 7% Notes had two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.
     (1) The “Any time” conversion option meets the definition of a derivative under the FASB’s ASC 815; however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.
     (2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The Company’s market price on the date of issuance was $15.24 and the stated conversion price is $9.00 per share. The Company recorded a BCF, totaling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the six month period ended June 30, 2011, $7,159 of the BCF was amortized and reflected as interest expense in the statement of operations ($7,162 for the six month period ended June 30, 2010).
     The amount regarding the 7% Notes presented in the consolidated balance sheets is analyzed as follows:

7% Notes
Balance at December 31, 2009	$41,430

Amortization of the Beneficial Conversion Feature	14,442
Make whole fundamental change	5

Balance at December 31, 2010	55,877

Amortization of the Beneficial Conversion Feature	7,159
Make whole fundamental change	2

Balance at June 30, 2011	$63,038

     Due to the breach of the minimum liquidity covenants to certain of the Company’s loan agreements as described in Notes 1 and 12, the outstanding balance of the 7% Notes as of June 30, 2011 is shown as current liabilities in the condensed consolidated balance sheet.
14. CAPITAL LEASE OBLIGATIONS
     In November 2010, the Company entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86,800 and the bareboat leaseback charter period is eight years. NewLead retains call options to buy the vessels back during the lease period at pre-determined decreasing prices and is obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares, at the Company’s option. The agreement includes, among other things, financial covenants as follows: (i) the equity ratio (as defined in the agreement) shall not be less than 25% from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 30% thereafter; (ii) the minimum liquidity (as defined in the agreement) shall not be less than 5% of the total debt at any time; (iii) the ratio of EBITDA to Interest Expense (as defined in the agreement) shall not be less than 2:1 from the financial quarter day ending on September 30, 2012 until the financial quarter day ending on June 30, 2013, increasing to 2.5:1 thereafter; and (iv) on each financial quarter day the working capital (as defined in the agreement) shall not be less than zero dollars ($0).
     The Company concluded that it has retained substantially all of the benefits and risks associated with such vessels and has treated the transaction merely as financing, resulting in an immediate loss of $2,728 (for those vessels where their fair value was below their carrying amount) and deferred gain of $10,540 (for those vessels where their fair values was above their carrying amount) which is amortized over the life of each vessel. Such amortization for the period ended June 30, 2011 amounted to $653. The unamortized portion as of June 30, 2011 and December 31, 2010 amounted to $9,746 and $10,399, respectively.
     In June 2011, the Company entered into an agreement with Northern Shipping Fund LLC for the sale and immediate bareboat leaseback of the Post Panamax newbuilding vessel, named the Newlead Endurance. The net proceeds for the sale were $26,600 and the bareboat leaseback charter period is seven years. NewLead retains call options to buy the vessel back during the lease period at pre-determined decreasing prices, at the end of each of the seven years starting from the first year, with the last call option price at $26.5 million at the end of the lease term. Moreover, a put option exists, which if exercised, will require the Company to repurchase the vessel for approximately $26.5 million at the end of the lease term. The call or put option price will be paid in cash. The net rate of the bareboat charter is $9.5 per day throughout the lease period. NewLead will continue to earn charter hire on the current time charter on the vessel. The Company concluded that it has retained substantially all of the benefits and risks associated with such vessel and has treated the transaction merely as financing, resulting in an immediate loss of $208.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     The agreement includes, among other things, financial covenants as follows: (i) the equity ratio (as defined in the agreement) must be at least 30% on each financial quarter day starting from January 1, 2013 and thereafter; (ii) the liquidity (as defined in the agreement) shall not be less than 5% of the total debt on each financial quarter day starting from January 1, 2013 and thereafter; (iii) the ratio of EBITDA to Net Interest Expense (as defined in the agreement) shall not be less than 2.5:1 for each 12 month periods starting January 1, 2013 and thereafter; and (iv) on each financial quarter day the working capital (as defined in the agreement) shall not be less than zero dollars ($0).
     Due to the breach of the minimum liquidity covenants to certain of the Company’s loan agreements and the fact that its lenders have the right, absent receipt of waivers, to demand at any given time the repayment of its capital lease obligations, as described in Notes 1 and 12, the present value of minimum lease payments of $108,268 as of June 30, 2011 is shown as current liabilities in the condensed consolidated balance sheet. The annual future minimum lease payments under the capital leases, as described in the lease agreements, and assuming that the covenants of the respective lease agreements will be met, for the vessels described above, together with the present value of the net minimum lease payments required to be made after June 30, 2011, are as follows:

Description	Amount
June 30, 2012	$19,310
June 30, 2013	18,060
June 30, 2014	14,168
June 30, 2015	12,223
June 30, 2016	12,232
Thereafter	93,690

Total minimum lease payments	169,683
Less: imputed interest	(61,415)

Present value of minimum lease payments	108,268
Current portion of capitalized lease obligations	108,268

Long term capitalized lease obligations	$—

     The Company, pursuant to the sale leaseback transaction occurred in November 2010, entered into an agreement with Lemissoler Maritime Company W.L.L.: (i) to issue 36,480 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at the Company’s option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at the Company’s option, either cash of $109,400 or a number of common shares having a value of $109,400, based on a common share value equal to 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.
15. SHARE BASED COMPENSATION
Equity Incentive Plan
     The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.
     On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order for the Company to best compensate its officers, directors and employees, and (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.
     On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 to better enable the Company to offer equity incentives to its officers, directors and other employees.
     In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Restricted Common Shares
     The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the Nasdaq Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.
     During the six months ended June 30, 2011 and June 30, 2010, the Company recognized compensation cost related to the Company’s restricted shares of $461 and $898, respectively.
     A summary of the activity for restricted common shares during the period January 1 to June 30, 2011, and the year ended December 31, 2010 is as follows:

			Weighted
		Weighted	Average
	Number of	Average Fair	Vesting Period
	Shares	Values	(Years)
Outstanding and non-vested shares, as of December 31, 2009	181,667	$15.01	1.8
Granted (1)	12,085	11.04	1.2

Outstanding and non-vested shares, as of June 30, 2010	193,752	14.76	1.7

Outstanding and non-vested shares, as of December 31, 2010	193,752	14.76	1.7

Granted (2)	373,585	2.24	2.0
Vested	(116,568)	12.69	—

Outstanding and non-vested shares, as of June 30, 2011 (3)	450,769	$4.92	2.0

(1)	6,668 shares were granted on January 1, 2010 and vest over a one year period (January 1, 2011). 5,417 shares were granted on April 15, 2010, of which 3,750 vest in three years (at January 1, 2011, 2012 and 2013) and 1,667 vest over a one year period (January 1, 2011)

(2)	8,335 shares were granted to board of directors members on February 1, 2011 and vest over a one year period (February 1, 2012). 365,250 shares were granted on April 1, 2011 to employees, officers and directors and vest over a two-year period (April 1, 2013), except for 18,650 shares which were vested during April of 2011.

(3)	83,334 shares, with an original vesting date January 1, 2012, were vested in July 2011, upon the resignation of the former Chief Financial Officer while 83,333 shares vested before June 30, 2011.
     Compensation cost of $1,032 related to non-vested shares will be primarily recognized up to April 1, 2013.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Share options
     The summary of share option awards is summarized as follows (in thousands except per share data):

	Number of	Average	Average Fair	Average
	Options	Exercise Price	Value	Vesting Period
Outstanding, as of December 31, 2009 (1)	275,000	$27.45	$6.24	3.0

Outstanding, as of June 30, 2010	275,000	27.45	6.24	3.0

Outstanding, as of June 30, 2011	275,000	27.45	6.99	3.0
Exercisable at June 30, 2011	170,833	$32.12	$6.95	—

(1)	In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting or forfeiture upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25. In July 2011, upon the resignation of the former Chief Financial Officer, the remaining 104,167 shares (i.e. 250,000 granted shares less 145,833 shares exercisable as of June 30, 2011) were forfeited. As a result, the unrecognized compensation of $178 as of June 30, 2011 will not exist subsequent to the forfeiture of the shares.
     During the periods ended June 30, 2011 and June 30, 2010, the Company recognized share-based compensation cost of $194 and $495, respectively.
     The weighted average contractual life of the share options outstanding as of June 30, 2011 was 8.2 years.
As of June 30, 2011, the intrinsic value of the Company’s share options was $0, since the share price of the Company’s common shares was less than the exercise price.
16. COMMON SHARES
     As a result of the issuance of restricted shares during the periods January 1 to June 30, 2011 and January 1 to December 31, 2010, the Company’s share capital was increased by approximately 373,000 shares and 13,000 shares, respectively.
     As a result of the agreement that NewLead entered into with Lemissoler Maritime Company W.L.L (please refer to Note 14), the Company’s share capital was increased by approximately 37,000 shares, which were issued in January 2011 as part of the consideration upon the execution of the agreement.
17. SEGMENT INFORMATION
     The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet Operations typically consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry Operations consist of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.
     The Company measures segment performance based on loss from continuing operations. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Wet		Dry		Total
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2011	2010	2011	2010	2011	2010
Operating revenue	$8,496	$13,683	$19,543	$12,284	$28,039	$25,967

Commissions	(210)	(474)	(327)	(228)	(537)	(702)
Voyage expenses	(3,173)	(4,424)	(335)	(332)	(3,508)	(4,756)
Vessel operating expenses	(3,811)	(5,097)	(6,354)	(4,637)	(10,165)	(9,734)
General and administrative expenses	(1,071)	(1,680)	(2,187)	(1,203)	(3,258)	(2,883)
Management fees	—	(246)	—	(40)	—	(286)
Other income / (expense), net	(1)	50	10	—	9	50

Net operating (loss) / income before depreciation and amortization	230	1,812	10,350	5,844	10,580	7,656

Depreciation and amortization expense	(2,082)	(6,856)	(9,135)	(4,102)	(11,217)	(10,958)
Impairment losses	—	(3,224)	(13,459)	—	(13,459)	(3,224)

Net operating (loss) / income	(1,852)	(8,268)	(12,244)	1,742	(14,096)	(6,526)

Transaction costs	—	(197)	—	(146)	—	(343)
Straight line revenue	74	—	(100)	(182)	(26)	(182)
Compensation costs	(128)	(385)	(259)	(286)	(387)	(671)
Provision for doubtful receivables	—	33	—	(47)	—	(14)
Loss on sale from vessels	—	—	(208)	—	(208)	—
Interest and finance expense, net	(4,334)	(5,780)	(10,914)	(7,143)	(15,248)	(12,923)
Interest income	2	64	55	49	57	113
Change in fair value of derivatives	—	164	—	123	—	287

Loss from continuing operations	$(6,238)	$(14,369)	$(23,670)	$(5,890)	$(29,908)	$(20,259)

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

	Wet		Dry		Total
	Six Months	Six Months	Six Months	Six Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2011	2010	2011	2010	2011	2010
Operating revenue	$18,890	$25,385	$39,322	$18,828	$58,212	$44,213

Commissions	(483)	(839)	(647)	(362)	(1,130)	(1,201)
Voyage expenses	(6,926)	(9,399)	(475)	(332)	(7,401)	(9,731)
Vessel operating expenses	(7,342)	(10,358)	(12,911)	(6,752)	(20,253)	(17,110)
General and administrative expenses	(2,042)	(3,398)	(4,088)	(1,736)	(6,130)	(5,134)
Management fees	—	(638)	—	(178)	—	(816)
Other income / (expense), net	(2)	49	10	(6)	8	43

Net operating (loss) / income before depreciation and amortization	2,095	802	21,211	9,462	23,306	10,264

Depreciation and amortization expense	(5,932)	(10,534)	(17,855)	(6,045)	(23,787)	(16,579)
Impairment losses	—	(15,662)	(13,459)	—	(13,459)	(15,662)

Net operating (loss) / income	(3,837)	(25,394)	(10,103)	3,417	(13,940)	(21,977)

Transaction costs	—	(909)	—	(383)	—	(1,292)
Straight line revenue	74	—	(199)	(362)	(125)	(362)
Compensation costs	(217)	(927)	(438)	(465)	(655)	(1,392)
Provision for doubtful receivables	(71)	(162)	63	(47)	(8)	(209)
Loss on sale from vessels	—	—	(208)	—	(208)	—
Interest and finance expense, net	(7,432)	(12,361)	(19,657)	(9,285)	(27,089)	(21,646)
Interest income	16	271	120	119	136	390
Change in fair value of derivatives	—	1,237	—	481	—	1,718

Loss from continuing operations	$(11,467)	$(38,245)	$(30,422)	$(6,525)	$(41,889)	$(44,770)

Total assets	$240,060	$331,370	$472,445	$318,359	$712,505	$649,729
Goodwill	$53,966	$72,692	$27,624	$27,624	$81,590	$100,316
Long lived assets	$167,947	$179,450	$341,650	$199,394	$509,597	$378,844

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
18. FINANCIAL INSTRUMENTS
     The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes, capital lease obligations, accounts payable and accrued liabilities.
Fair Values
     Derivative financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values: cash and cash equivalents and restricted cash accounts, trade and other receivables, due to / from managing agent, capital lease obligations and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates. The 7% Notes have a fixed rate and their fair value of $126,535 was determined based on quoted market prices.

	Carrying amount	Fair Value	Carrying amount	Fair Value
	June 30, 2011		December 31, 2010
Assets
Cash and cash equivalents	$32,067	$32,067	$67,531	$67,531
Restricted Cash	$5,317	$5,317	$43,306	$43,306
Trade receivables, net	$12,569	$12,569	$6,025	$6,025
Other receivables	$3,354	$3,354	$2,333	$2,333
Due from managing agents	$299	$299	$587	$587
Liabilities
Loans	$428,268	$428,268	$447,815	$447,815
Senior convertible 7% notes, net	$63,038	$126,535	$55,877	$125,488
Derivative financial instruments	$8,434	$8,434	$9,961	$9,961
Capital lease obligations	$108,268	$108,268	$84,967	$84,967
Due to managing agents	$184	$184	$282	$282
Interest Rate Risk
     Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 12, “Long-term Debt”.
Concentration of Credit Risk
     The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Interest Rate Swaps
     Outstanding swap agreements involve both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counter-parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.
     The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in Note 12. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.
     The details of the Company’s swap agreements are as follows:
Counterparty

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	June 30,	December 31,
Interest rate swaps	Date	Date	Amount	Rate	Rate	2011	2010
SMBC Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$—	$277
Bank of Ireland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	—	277
HSH Nordbank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	—	277
Nordea Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	—	277
Bank of Scotland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	—	277
Nordea Bank*	4/3/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	—	233
Bank of Scotland**	4/3/2008	4/3/2011	$46,667	4.28%	3-month LIBOR	—	242
Marfin Egnatia Bank***	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	1,688	1,931
Bank of Scotland	7/6/2010	10/15/2015	$63,636	4.01%	3-month LIBOR	5,520	5,027
Bank of Scotland	7/6/2010	10/15/2015	$13,333	4.01%	3-month LIBOR	1,226	1,143

						$8,434	$9,961

	Fair Value
	As of	As of
	June 30,	December 31,
	2011	2010
Short-term	$3,615	$5,319
Long-term	4,819	4,642

	$8,434	$9,961

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)

*	Synthetic swap including interest rate cap detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Cap
Nordea	4/3/08	4/4/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Floor
Bank of Scotland	4/3/08	4/3/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.
     The total fair value change of the interest rate swaps indicated above is reflected in interest expense within the consolidated statements of operations. These amounts were a gain of $1,526 and $367 for the six month periods ended June 30, 2011 and 2010, respectively. The related asset or liability is shown under derivative financial instruments in the balance sheet.
Fair Value Hierarchy
     The guidance on fair value prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
     The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2010
Liabilities
Interest rate swaps	$9,961	$—	$9,961	$—
Make Whole Fundamental Change	$0	$—	$0	$—
June 30, 2011
Assets
Vessels	$44,125	$—	$44,125	$—
Liabilities
Interest rate swaps	$8,434	$—	$8,434	$—
Make Whole Fundamental Change	$0	$—	$0	$—
     The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
     The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, third party valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers’ ideas and sellers’ ideas of similar vessels and other information they may possess. Based on this, third-party valuations make a professional assessment of what the vessel is worth at a given time, assuming that the vessels are in good working order and its hull and machinery are in a condition to be expected of vessels of their age, size and type, that the vessel’s class is fully maintained and free from all conditions and the vessel is in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Vessels fair values can also be based on future cash flows they will generate as a result of their sale. Such instruments are typically classified within Level 2 of the fair value hierarchy.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
19.COMMITMENTS AND CONTINGENT LIABILITIES
(1) Commitments
Rental Agreements
     During the first quarter of 2010, the Company terminated two office rental agreements with a related party, Domina Petridou O.E, a company with common shareholders (see Note 20). These rental agreements had a monthly rate of €4,000 each, plus stamp duties, with duration until November 2015 and September 2016, respectively.
     The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Vice Chairman, President, Chief Executive Officer and interim Chief Financial Officer (see Note 20) at a monthly rate of approximately €30,000. These rental agreements vary in duration; the longest agreement will expire in April 2022.
     The committed rent payments for Terra Stabile A.E. as of June 30, 2011 were:

June 30, 2012	$510
June 30, 2013	497
June 30, 2014	505
June 30, 2015	512
June 30, 2016	520
Thereafter	2,989

$5,533

Commercial and Technical Ship Management Agreements
     At January 1, 2010, the vessel-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider and the Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai which were cancellable by either party upon two-months’ notice. The agreed annual management fees were approximately $165 per vessel during 2010. During the year ended December 31, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Subsequently, the vessel owning companies of the vessels signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead’s subsidiary since the April 1, 2010 transaction. The agreed annual management fees were approximately $197 per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Shipping became a subsidiary of Newlead.
     The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”) which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 were approximately €153,000 (equal to approximately $200).
     At January 1, 2010, the Australia had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, and the China and Brazil each had a commercial and technical ship management agreement with Newfront Shipping S.A., or Newfront. During the first quarter of 2010, these agreements were terminated. Subsequently, the vessel owning companies signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The annual management fee under each of these agreements was approximately $19 per vessel; however, all payments to Newlead Shipping have been eliminated since the date on which Newlead Bulkers became a subsidiary of NewLead.
     As of June 30, 2011, the commercial and technical management services of all the Company’s owned and operated vessels were provided in-house by Newlead Shipping and Newlead Bulkers. Outstanding balances, either due or from managing agents as at June 30, 2011, relate to amounts generated prior to the termination of the agreements described above.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Newbuildings
     As of June 30, 2011, remaining commitments for newbuildings upon their final delivery were as follows:

June 30, 2012	$51,750
June 30, 2013	11,450
June 30, 2014	1,000
June 30, 2015	500

$64,700

(2) Contingencies
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the period ended June 30, 2011, the Company has provided in respect of all claims an amount equal to $5,779 (amount includes continuing and discontinued operations). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:
•	The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:
a)	Damages suffered by sub-charterers of the vessel relating to remaining on board cargo in New York in September 2007;

b)	Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c)	Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

The Company does not anticipate any amount in excess of the amount accrued to be material to the condensed consolidated financial statements.
•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:
a)	Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b)	Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.

The Company does not anticipate any amount in excess of the amount accrued to be material to the condensed consolidated financial statements.
•	The vessel Grand Rodosi was involved in a collision in October 2010 with the fishing vessel “Apollo S”. As of June 30, 2011, the Company is not able to reliably measure the expected possible losses. However, any amounts to be claimed are 100% covered by the P&I Club:
a)	Value of “Apollo S” plus expenses — the Company has a provided guarantee for A$19,321,242;

b)	Damage to wharf — the Company has a provided guarantee for A$3,387,500; and

c)	Pollution cleanup costs — the Company has a provided guarantee for A$500,000.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
•	The charterers of the Newlead Esmeralda notified the Company in November 2010 of their intention to pursue the following claim. After discussions with the charterers in March 2011, an agreement was reached that neither party would seek security in the future for the claims relating to the grounding that occurred in March 2010. The Company believes the charterer’s chances of success are remote. Below is a list of the claims:
a)	Damages for lost income as a result of cargo that was not able to be loaded, subsequent to vessel’s grounding in March 2010;

b)	Damages resulting from the prolonged storage costs due to the inability to place cargo on board the vessel; and

c)	Anticipated costs.
     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.
20. TRANSACTIONS INVOLVING RELATED PARTIES
Grandunion Inc.
     In April 2010, the Company completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5. In July 2010, the Company completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. See Note 10 for more details.
Terra Stabile A.E.
     The Company leases office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Vice Chairman, President, Chief Executive Officer and interim Chief Financial Officer. In November 2009, the Company entered into a 12-year lease agreement with the landowner in relation to the office space and on April 28, 2010 the Company entered into a 12-year lease agreement for the warehouse space (see Note 19). In May 2011, the Company also entered into two 9-month lease agreements in relation to office parking space. Total rent for the six month periods ended June 30, 2011 and 2010 was $252 and $132, respectively.
Sea Breeze
     As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the six month periods ended June 30, 2011 and 2010, the commissions amounted to $0 and $122, respectively (figures include continuing and discontinued operations).
Newfront — Stamford
     At January 1, 2010, the vessel Australia had technical ship management and commercial management agreements with Stamford and Newfront, and the vessels China and Brazil had technical ship management and commercial management agreements with Newfront. Stamford and Newfront are both related parties with common shareholders. The agreed annual management fees were approximately $185 per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies signed agreements with Newlead Bulkers S.A. for the provision of commercial and technical ship management services (see below). For the six month periods ended June 30, 2011 and 2010, the management fees for Newfront were $0 and $50, respectively, and for Stamford were $0 and $28, respectively.
Newlead Bulkers S.A.
     Since April 1, 2010, Newlead Bulkers S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers S.A. assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the six month period ended June 30, 2010 were $59.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
Newlead Shipping S.A.
     Since April 1, 2010, Newlead Shipping S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping S.A. assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the six month period ended June 30, 2010 were $36.
Domina Petridou O.E.
     The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively (see Note 19). Total rent for the six month period ended June 30, 2010 amounted to $17.
Aries Energy Corporation
     On April 15, 2010, the Company completed the acquisition of two Kamsarmaxes under construction for an aggregate consideration of approximately $112,700 (including the assumption of newbuilding contract commitments and debt related to the two Kamsarmaxes) in exchange for the vessel Chinook as part of the same transaction. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of the Company’s principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence the Company. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
21. DISCONTINUED OPERATIONS
     From 2005 until 2008, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900. The gain on sale of these vessels was $7,985.
     On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 20). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as a 1% address commission.
     On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 20). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as a 1% address commission.
     The Company determined that the sale of these vessels met the requirements as discontinued operations, which are reflected in the Company’s consolidated statements of income for all periods presented.
     All the vessels reflected in discontinued operations have been sold.
     The following table represents the revenues and net income from discontinued operations:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Operating Revenues	$—	$—	$—	$1,207
Net (loss) / income	$(4)	$224	$147	$2,478
     The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.
22. SUBSEQUENT EVENTS
     a) In July 2011, the Navios Serenity, a Handysize newbuilding vessel of 35,000 dwt, was delivered from a Korean shipyard, for a total cost of approximately $34,000. The daily base charter-out rate is $10,100 for the first two years and $12,000 thereafter. Above $14,000 per day, profit sharing is 40% based on actual earnings. The charterers have a 50% purchase option. The Company financed the vessel through a combination of debt and cash from the balance sheet (approximately $24,000 and approximately $11,000, respectively).
     b) On August 12, 2011, FBB and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity (the “FBB Vessel Agreement”). Pursuant to the FBB Vessel Agreement, the Company agreed to the immediate sale of the Newlead Spartounta, with such sale to be completed no later than September 15, 2011. The sale of the Newlead Spartounta was completed on September 13, 2011. The Company also agreed to cooperate with FBB relating to the sale of the Newlead Prosperity by auction or judicial sale. The sale of the Newlead Prosperity was completed on September 20, 2011 through a judicial sale. In return, FBB agreed to cancel the Company’s corporate guarantees and share pledges in respect of the loans referenced below until the two vessels are sold. Upon the sale of the vessels, FBB has agreed to unconditionally and irrevocably release the Company as corporate guarantor under the loans and cancel the corporate guarantees and share pledges. The corporate guarantees and share pledges in respect of the loans referenced below were cancelled on September 21, 2011 in accordance with the terms of the FBB Vessel Agreement.

NEWLEAD HOLDINGS LTD.
Notes to the Condensed Consolidated Financial Statements (unaudited)
(All amounts expressed in thousands of U.S. dollars except share and per share data and where otherwise specified)
     Before entering into the FBB Vessel Agreement, on August 9, 2011, the Company received a notice of an event of default from FBB relating to the FBB Spartounta Loan Agreement and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, $21,700 of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by the Company to pay an installment of approximately $733 due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of $21,800, were immediately due and payable. On August 9, 2011, FBB arrested the Newlead Prosperity.
     On August 12, 2011, the Company received a notice of an event of default from FBB relating to the FBB Prosperity Loan Agreement and certain ancillary agreements to the FBB Prosperity Loan Agreement. As of August 12, 2011, $11,900 of principal was outstanding under the FBB Prosperity Loan Agreement. The notice alleged events of default under the FBB Prosperity Loan Agreement due to, among other things, the arrest of the Newlead Prosperity. The notice further provided that, as a result of such events of default, the FBB Prosperity Loan Agreement was terminated and that all amounts due under the FBB Prosperity Loan Agreement, including interest and default interest, in the aggregate amount of $11,900, were immediately due and payable. See Note 12.
     c) Upon the resignation of the former Chief Financial Officer in July 2011, 83,334 unvested restricted shares, vested immediately and 104,467 unvested share options were forfeited.
     d) On September 21, 2011, the following companies were dissolved: Land Marine S.A., Rider Marine S.A., Jubilee Shipholding S.A., Vintage Marine S.A. and Ostria Waves S.A. Moreover, on July 28, 2011 the following companies were annulled and are in process to be dissolved: Olympic Galaxy Shipping Ltd. and Makassar Marine Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer & Interim Chief Financial Officer
Dated: September 28, 2011

EXHIBITS

Exhibit No.	Exhibit
99.1	Press Release dated September 22, 2011